Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

LINEAR TECHNOLOGY CORPORATION,

ANALOG DEVICES, INC.

and

TAHOE ACQUISITION CORP.

Dated as of July 26, 2016

TABLE OF CONTENTS

Page

ARTICLE I.

THE MERGER

- i -

Section 3.20	Government Contracts	35
Section 3.21	Finders or Brokers	35
Section 3.22	State Takeover Statutes	35
Section 3.23	Ownership of Parent Common Stock	36

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

ARTICLE V.

COVENANTS AND AGREEMENTS

- ii -

Section 5.18	Obligations of Merger Sub	70
Section 5.19	Dividend Record Dates	70
Section 5.20	Director Resignations	70
Section 5.21	Share Issuances	70

ARTICLE VI.

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 6.1	Conditions to Each Party’s Obligation to Effect the Merger	70
Section 6.2	Conditions to Obligations of Parent and Merger Sub	71
Section 6.3	Conditions to Obligations of the Company	72

ARTICLE VII.

TERMINATION

Section 7.1	Termination or Abandonment	73
Section 7.2	Effect of Termination	74
Section 7.3	Company Termination Fees	74
Section 7.4	Parent Termination Fees	76

ARTICLE VIII.

MISCELLANEOUS

- iii -

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 26, 2016, is by and among Linear Technology Corporation, a Delaware corporation (the “Company”), Analog Devices, Inc., a Massachusetts corporation (“Parent”) and Tahoe Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”). Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

WITNESSETH:

WHEREAS, the Parties wish to effect a business combination through the Merger of Merger Sub with and into the Company, with the Company being the surviving corporation;

WHEREAS, in connection with the Merger, each outstanding share of common stock, par value $0.001 per share, of the Company (the “Company Common Stock” or “Company Shares”) issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares and Dissenting Shares) will be automatically converted into the right to receive the Merger Consideration upon the terms and conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) has unanimously (i) determined that the terms of this Agreement and the Merger are fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Merger upon the terms and subject to the conditions contained herein, and (iv) resolved to recommend the adoption of this Agreement by the stockholders of the Company (the “Company Recommendation”);

WHEREAS, the board of directors of Parent (the “Parent Board of Directors”) has unanimously (i) determined that the terms of this Agreement and the Merger are fair to, and in the best interests of, Parent and its shareholders, (ii) determined that it is in the best interests of Parent and its shareholders, and declared it advisable, to enter into this Agreement, and (iii) approved the execution and delivery by Parent of this Agreement, the performance by Parent of its covenants and agreements contained herein and the consummation of the Merger upon the terms and subject to the conditions contained herein, including the issuance of shares of Parent Common Stock in connection with the Merger;

WHEREAS, the board of directors of Merger Sub has approved this Agreement and determined that this Agreement and the Merger are advisable and in the best interests of Merger Sub and its sole stockholder; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I.

THE MERGER

Section 1.1    The Merger. Upon the terms and subject to the satisfaction or valid waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”), whereupon the separate existence of Merger Sub will cease, with the Company surviving the Merger and continuing under the name Linear Technology Corporation (the Company, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Corporation”), such that following the Merger, the Surviving Corporation will be a wholly owned direct subsidiary of Parent. The Merger shall have the effects provided in this Agreement and as specified in the DGCL.

Section 1.2    Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York at 10:00 a.m., New York City time, on the second Business Day after the satisfaction or waiver (to the extent permitted) of the last of the conditions set forth in Article VI to be satisfied or waived (other than any such conditions that by their nature are to be satisfied by action taken at or immediately prior to the Closing, but subject to the satisfaction or (to the extent permitted) waiver of such conditions at the Closing), unless another date or place is agreed to in writing by the Company and Parent. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3    Effective Time. On the Closing Date, the Parties shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) as provided under the DGCL and make any other filings, recordings or publications required to be made by the Company, Merger Sub or Parent under the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary or on such other date and time as shall be agreed to by the Company and Parent and specified in the Certificate of Merger (such date and time being hereinafter referred to as the “Effective Time”).

Section 1.4    Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the DGCL.

Section 1.5    Organizational Documents of the Surviving Corporation. At the Effective Time, the certificate of incorporation and bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and bylaws of the Surviving Corporation, until thereafter amended in accordance with applicable Law and the applicable provisions of such certificate of incorporation and bylaws.

Section 1.6    Officers and Directors of the Surviving Corporation. Subject to applicable Law, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

ARTICLE II.

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock.

(a)    At the Effective Time, by virtue of the Merger and without any action on the part of any of the Parties or the holder of any shares of Company Common Stock or common stock of Merger Sub:

        (i)    Conversion of Company Common Stock. At the Effective Time, subject to Section 2.1(b) and less any applicable withholding Tax, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares, any Converted Shares, any Dissenting Shares and any shares subject to a Company Restricted Stock Award) shall be automatically converted into the right to receive the following consideration (collectively, the “Merger Consideration”), without interest: (A) $46.00 in cash (as may be adjusted pursuant to Section 2.1(a)(ii), the “Cash Consideration”) and (B) a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (as may be adjusted pursuant to Section 2.1(a)(ii)) (the “Stock Consideration”). From and after the Effective Time, all such shares of Company Common Stock (including all uncertificated shares of Company Common Stock represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such shares of Company Common Stock (each, a “Certificate”))

shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration (including the right to receive, pursuant to Section 2.1(d), the Fractional Share Cash Amount and dividends pursuant to Section 2.2(e), if any) upon the surrender of such shares of Company Common Stock in accordance with Section 2.2, together with the amounts, if any, payable pursuant to Section 2.2(e).

        (ii)    Adjustments. If the aggregate number of shares of Parent Common Stock to be issued in connection with the Merger (including all shares of Parent Common Stock which may be issued after the Effective Time pursuant to Adjusted RSU Awards or Adjusted Restricted Stock Awards) would exceed 19.9% of the issued and outstanding shares of Parent Common Stock immediately prior to the Effective Time (the “Maximum Share Number”), (A) the Exchange Ratio shall be reduced to the minimum extent necessary (rounded down to the nearest one thousandth) such that the aggregate number of shares of Parent Common Stock to be issued in connection with the Merger (including all shares of Parent Common Stock which may be issued after the Effective Time pursuant to Adjusted RSU Awards and Adjusted Restricted Stock Awards) does not exceed the Maximum Share Number (such reduction, the “Exchange Ratio Reduction Amount”) and (B) the Cash Consideration for all purposes under this Agreement will be increased on a per share basis by an amount equal to the Parent Signing Trading Price multiplied by the difference between the initial Exchange Ratio and the Exchange Ratio as determined in accordance with this Section 2.1(a)(ii) (rounded down to the nearest one-hundredth of a cent). For the avoidance of doubt, nothing in this Section 2.1(a)(iii) shall be deemed to limit or impair any right of Parent to invoke the failure of any condition set forth in Article VI of this Agreement, or to terminate this Agreement pursuant to Article VII of this Agreement if Parent would otherwise have such right under Article VI or Article VII, respectively.

        (iii)    Cancellation of Company Common Stock; Certain Subsidiary Owned Shares. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Parent or Merger Sub shall no longer be outstanding and shall automatically be cancelled and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by any direct or indirect wholly owned Subsidiary of the Company or Parent (other than Merger Sub) (the “Converted Shares”) shall be converted into such number of shares of common stock of the Surviving Corporation such that each such Subsidiary’s ownership percentage in the Surviving Corporation immediately after the Effective Time is the same as such Subsidiary’s ownership percentage in the Company immediately prior to the Effective Time (after taking into account the conversion of Merger Sub common stock pursuant to Section 2.1(a)(iv)).

        (iv)    Treatment of Merger Sub Common Stock. At the Effective Time, each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub shall be automatically converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation and shall (together with any Converted Shares converted into shares (or fractional shares) of common stock of the Surviving Corporation pursuant to Section 2.1(a)(iii)) constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b)    Shares of Dissenting Stockholders. Anything in this Agreement to the contrary notwithstanding, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder of record who did not vote in favor of the approval and adoption of this Agreement (or consent thereto in writing) and is entitled to demand and properly demands appraisal of such shares of Company Common Stock pursuant to, and who complies in all respects with, Section 262 of the DGCL (“DGCL 262” and any such shares meeting the requirement of this sentence, “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, but instead at the Effective Time shall be converted into the right to receive payment of such amounts as are payable in accordance with DGCL 262 (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto other than the right to receive the fair market value of such Dissenting Shares to the extent afforded by DGCL 262); provided, however, that if any such holder (including any holder of Proposed Dissenting Shares) shall fail to perfect or otherwise shall waive, withdraw or lose the right to payment of the fair market value of such Dissenting Shares under DGCL 262, then the right of such holder to be paid the fair market value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, without interest or duplication, the Merger Consideration. “Proposed Dissenting Shares” means shares of Company Common Stock whose holders provide demands for fair market value to the Company prior to the Company Stockholder Meeting and do not vote in favor of the approval and adoption of this Agreement, in each case in accordance with DGCL 262. The Company shall give prompt written notice to Parent of any demands received by the Company for fair market value of any Company Shares, of any withdrawals of such demands and of any other instruments served pursuant to the DGCL and received by the Company relating to DGCL 262 and any alleged dissenter’s rights, and Parent shall have the opportunity, at Parent’s expense, to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

(c)    Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reclassification, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this Section 2.1(c) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(d)    No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in connection with the Merger, no certificates or scrip representing fractional shares of Parent Common Stock shall be delivered upon the conversion of Company Common Stock pursuant to Section 2.1(a)(i), and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of shares of Parent Common Stock. In lieu of fractional shares, each holder of shares of Company Common Stock who would otherwise have been entitled to receive as a result of the Merger a fraction of a share of Parent Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof and upon surrender thereof, cash (without interest) in an amount determined by multiplying (i) the Parent Closing Trading Price, rounded to the nearest one-hundredth of a cent by (ii) the fraction of a share (after taking into account all shares of Company Common Stock held by such holder at the Effective Time and rounded to the nearest one thousandth when expressed in decimal form) of Parent Common Stock to which such holder would otherwise be entitled (the “Fractional Share Cash Amount”). No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock that would otherwise have been issuable as part of the Merger Consideration.

Section 2.2    Exchange of Certificates.

(a)    Appointment of Exchange Agent. Prior to the Effective Time, Parent shall appoint Parent’s transfer agent as exchange agent or another bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration in the Merger and shall enter into an agreement (the “Exchange Agent Agreement”) relating to the Exchange Agent’s responsibilities under this Agreement.

(b)    Deposit of Merger Consideration. At or prior to the Effective Time, Parent shall deposit with the Exchange Agent cash sufficient to pay the aggregate Cash Consideration payable in the Merger and the Fractional Share Cash Amount (to the extent determinable) as is necessary for the payment to holders of Company Common Stock and shall deposit, or shall cause to be deposited, with the Exchange Agent evidence of Parent Common Stock in book-entry form (and/or certificates representing such Parent Common Stock, at Parent’s election) representing the number of shares of Parent Common Stock sufficient to deliver the aggregate Stock Consideration payable in the Merger to holders of Company Common Stock (but not with respect to shares subject to Company Restricted Stock Awards) (such cash, book-entry shares and certificates, together with any dividends or distributions with respect thereto, the “Exchange Fund”). In the event that the Exchange Fund shall be insufficient to pay the aggregate amount of all Cash Consideration and Fractional Share Cash Amounts (including as a result of any investment of the Exchange Fund), Parent shall promptly deposit additional funds with the Exchange Agent in an amount that is equal to the deficiency in the amount required to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Cash Consideration and Fractional Share Amounts in accordance with this Agreement. The Exchange

Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The Exchange Agent shall invest any cash included in the Exchange Fund as reasonably directed by Parent. Any interest and other income resulting from such investments shall be paid to Parent upon demand.

(c)    Exchange Procedures. As soon as reasonably practicable, and in any event within five Business Days, after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock whose shares of Company Common Stock were converted pursuant to Section 2.1(a)(i) into the right to receive the Merger Consideration (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent and shall be in such form and have such other provisions as Parent shall reasonably designate (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration and the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(e).

(d)    Surrender of Certificates or Book-Entry Shares. Upon surrender of Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares to the Exchange Agent together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, or any similar information from the holder of such Certificates or Book-Entry Shares, such holder shall be entitled to receive in exchange therefor the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement, together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(e). Parent shall instruct the Exchange Agent to pay such Merger Consideration and Fractional Share Cash Amount within five Business Days following the later to occur of (x) the Effective Time or (y) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. Any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(e) shall become payable in accordance with Section 2.2(e). In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer or stock records of the Company, any cash to be paid upon, or shares of Parent Common Stock to be issued upon, due surrender of the Certificate or Book-Entry Share formerly representing such shares of Company Common Stock shall be paid or issued, as the case may be, to such a transferee if such Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence to the reasonable satisfaction of the Exchange Agent and Parent that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate or Book-Entry Share. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement, together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(e).

(e)    Treatment of Unexchanged Shares. No dividends or other distributions, if any, with a record date after the Effective Time with respect to Parent Common Stock, shall be paid to the holder of any unsurrendered share of Company Common Stock to be converted into shares of Parent Common Stock pursuant to Section 2.1(a)(i) until such holder shall surrender such share in accordance with this Section 2.2. After the surrender in accordance with this Section 2.2 of a share of Company Common Stock to be converted into Parent Common Stock pursuant to Section 2.1(a)(i), Parent shall cause the holder thereof to be paid, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock. After the Effective Time, Parent shall cause the Company to pay on the applicable payment date the amount of dividends or other distributions on shares of Company Common Stock that have a record date prior to the Effective Time and a payment date after the Effective Time, such payment to be made to the holders of Company Common Stock on such record date.

(f)    No Further Ownership Rights in Company Common Stock. The shares of Parent Common Stock delivered and cash paid in accordance with the terms of this Article II in respect of any shares of Company Common Stock shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock (subject to DGCL 262). From and after the Effective Time, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of the Company other than the right to receive the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.2(d) (together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(e)), without interest, and (ii) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Company Common Stock are presented to the Surviving Corporation, Parent or the Exchange Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(g)    Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares for 180 days after the Effective Time shall be delivered to Parent upon Parent’s demand, and any holder of Certificates or Book-Entry Shares who has not theretofore complied with this Article II shall thereafter look only to Parent or the Surviving Corporation (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration and any dividends and distributions which such holder has the right to receive pursuant to this Article II without any interest thereon.

(h)    No Liability. None of Parent, the Company, Merger Sub or the Exchange Agent shall be liable to any person in respect of any portion of the Exchange Fund or the Merger Consideration delivered to a public official if required by any applicable abandoned property, escheat or similar Law. Any other provision of this Agreement notwithstanding, any portion of the Merger Consideration or the cash to be paid in accordance with this Article II that remains undistributed to the holders of Certificates and Book-Entry Shares immediately prior to the date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity, shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(i)    Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.2(g), Parent) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any dividends and distributions deliverable in respect thereof pursuant to this Agreement.

Section 2.3    Company Equity Awards.

(a)    Each restricted stock unit award in respect of shares of Company Common Stock granted under a Company Stock Plan or otherwise that is outstanding immediately prior to the Effective Time (each, a “Company RSU Award”) shall (i) if such Company RSU Award automatically becomes vested by its terms at the Effective Time, be cancelled and converted automatically into the right to receive, as soon as reasonably practicable after the Effective Time (but no later than 10 Business Days thereafter), the Merger Consideration in respect of each share of Company Common Stock underlying such Company RSU Award, less applicable Tax withholding or (ii) if such Company RSU Award is not vested by its terms at the Effective Time, be converted as of the Effective Time into an adjusted award with the same terms and conditions (including vesting) as were applicable to the corresponding Company RSU Award immediately prior to the Effective Time, except that: (x) if the Company RSU Award is not an Interim Award, such adjusted award shall be in the form of (A) an award representing an unfunded, unsecured promise of Parent to deliver to the holder thereof an amount in cash (an “Adjusted Cash Award”) equal to the product of (1) the number of shares of Company Common Stock subject to the unvested Company RSU Award immediately prior to the Effective Time (after taking into account any vesting acceleration that occurs at or prior to the Effective Time) and (2) the Cash Consideration, and (B) an award (an “Adjusted RSU Award”) of Parent restricted stock units relating to a number of shares of Parent Common Stock equal to the product (rounded to the nearest whole number of shares) of (1) the number of shares of Company Common Stock subject to the unvested Company RSU Award immediately prior to the Effective Time (after taking into account any vesting acceleration that occurs at or prior to the Effective Time) and (2) the Exchange Ratio; and (y) if the Company RSU Award is an Interim Award, an Adjusted RSU Award relating to that number of shares of Parent Common Stock equal to the product (rounded to the nearest whole number of shares) of (1) the number of shares of Company Common Stock subject to the unvested Company RSU Award immediately prior to the Effective Time (after taking into account any vesting acceleration that occurs at or prior to the Effective Time), and (2) the Interim Award Exchange Ratio.

(b)    Each award of shares of Company Common Stock subject to vesting or repurchase granted under a Company Stock Plan or otherwise that is outstanding immediately prior to the Effective Time (each, a “Company Restricted Stock Award”) shall (i) become vested at the Effective Time if (A) such Company Restricted Stock Award is held by a non-employee director, or (B) such vesting is provided for pursuant to any Contract with the holder thereof, and, in each case, be cancelled and converted automatically into the right to receive, as soon as reasonably practicable after the Effective Time (but no later than 10 Business Days thereafter), the Merger Consideration in respect of each share of Company Common Stock underlying such vested Company Restricted Stock Award, less applicable Tax withholding, or (ii) if such Company Restricted Stock Award does not become vested at the Effective Time as described in Section 2.3(b)(i), be converted as of the Effective Time into an adjusted award with the same terms and conditions (including vesting) as were applicable to the corresponding Company Restricted Stock Award immediately prior to the Effective Time, except that: (x) if the Company Restricted Stock Award is not an Interim Award, such adjusted award shall be in the form of (A) an Adjusted Cash Award equal to the product of (1) the number of shares of Company Common Stock subject to the unvested Company Restricted Stock Award immediately prior to the Effective Time (after taking into account any vesting acceleration that occurs at or prior to the Effective Time) and (2) the Cash Consideration, and (B) a Parent restricted stock award (an “Adjusted Restricted Stock Award”) relating to a number of shares of Parent Common Stock equal to the product (rounded to the nearest whole number of shares) of (1) the number of shares of Company Common Stock subject to the unvested Company Restricted Stock Award immediately prior to the Effective Time (after taking into account any vesting acceleration that occurs at or prior to the Effective Time) and (2) the Exchange Ratio; and (y) if the Company Restricted Stock Award is an Interim Award, an Adjusted Restricted Stock Award relating to that number of shares of Parent Common Stock equal to the product (rounded to the nearest whole number of shares) of (1) the number of shares of Company Common Stock subject to the unvested Company Restricted Award immediately prior to the Effective Time (after taking into account any vesting acceleration that occurs at or prior to the Effective Time), and (2) the Interim Award Exchange Ratio.

(c)    For purposes of clarity, and except as expressly set forth in Section 2.3(a), each Adjusted Cash Award, Adjusted RSU Award and Adjusted Restricted Stock Award shall have the same terms and conditions as the Company RSU Award or Company Restricted Stock Award it replaced, including the vesting schedule, rights to acceleration, and, solely with respect to Adjusted Restricted Stock Awards, any rights to receive future dividends in respect of the shares of Parent Common Stock subject to the Adjusted Restricted Stock Award.

(d)        Prior to the Effective Time, the Company Board of Directors and/or the appropriate committee thereof shall adopt resolutions and shall take all such other actions as are reasonably necessary to effectuate the treatment of the Company RSU Awards and Company Restricted Stock Awards (collectively, the “Company Stock Awards”) as contemplated by this Section 2.3. As soon as reasonably practicable following the Effective Time, but in no event more than five Business Days following the Closing Date, Parent shall file one or more appropriate registration statements (on Form S-8, or any successor or other appropriate forms) with respect to Parent Common Stock underlying the Adjusted RSU Awards and the Adjusted Restricted Stock Awards. All required Tax withholding in respect of payments of Merger Consideration to a holder of a Company RSU Award pursuant to Section 2.3(a)(i) or to a holder of a Company Restricted Stock Award pursuant to Section 2.3(b)(ii) shall be deducted first from the Cash Consideration payable to such holder in respect of such award and second, only if such Cash Consideration is insufficient to cover all applicable Tax withholding, from the Stock Consideration payable to such holder in respect of such award (with the Stock Consideration valued for this purpose based on the closing price of Parent Common Stock on the Nasdaq on the last trading day immediately preceding the Closing Date).

(e)        With respect to the Company’s 2005 Employee Stock Purchase Plan (the “ESPP”), (i) the maximum aggregate number of shares of Company Common Stock that may be purchased pursuant to the ESPP during any offering period under the ESPP (each, an “Offering Period”) that commences after the date of this Agreement shall be 150,000 (provided, however, that the maximum aggregate number of shares that may be purchased during the first Offering Period that commences after the date of this Agreement shall be reduced by the number of shares in excess of 150,000 that are purchased under the ESPP during the Offering Period that is in progress as of the date of this Agreement), (ii) after the date of this Agreement, no employee may elect to participate in the Offering Period that is in progress on the date of this Agreement and no participant in such Offering Period may elect to increase his or her payroll deductions for such Offering Period from those in effect on the date of this Agreement, (iii) on a date determined by the Company’s Board of Directors that is no later than three Business Days prior to the Effective Time, the outstanding Offering Period that is in progress on such date shall terminate and be the final Offering Period under the ESPP, (iv) the accumulated contributions of each ESPP participant under the ESPP will be used to purchase Company Common Stock on the earlier of (x) the scheduled purchase date for such final Offering Period and (y) the date that is not less than three Business Days prior to the Effective Time (with any participant payroll deductions not applied to the purchase of shares returned to the participant) (the “Final Purchase Date”), and (v) as of immediately prior to the Effective Time, the ESPP shall terminate. The Company shall amend the ESPP, and shall pass resolutions as and when necessary, in order to effectuate the treatment of the ESPP and the purchase rights under the ESPP as contemplated by this Section 2.3(e).

Section 2.4    Further Assurances. If at any time before or after the Effective Time, Parent or the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Parent, Merger Sub, the Company and the Surviving Corporation and their respective officers and directors or managers shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

Section 2.5     Withholding Rights. Each of the Company, Parent, Merger Sub, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as may be required to be deducted or withheld with respect to the making of such payment under any applicable Tax Law. Any amounts so deducted or withheld, and, if required, paid over to the applicable Governmental Entity, shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction or withholding was made.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (i) the Company SEC Documents filed or furnished since June 28, 2015 and prior to the date hereof (excluding any disclosures set forth in any “risk factor” or “forward-looking statements” sections), or (ii) the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (provided that disclosure in any section of such Company Disclosure Schedule shall apply only to the corresponding section of this Agreement except to the extent that the relevance of such disclosure to another section or representation is reasonably apparent), the Company represents and warrants to Parent as follows:

Section 3.1    Organization.

(a)        The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly qualified or licensed, have such approvals and be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or to prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger. As of the date of this Agreement, Section 3.1(a) of the Company Disclosure Schedule sets forth a correct and complete list of all Subsidiaries of the Company and any joint ventures, partnerships or similar arrangements in which the Company or its Subsidiaries has a limited liability, partnership or other equity interest (and the amount and percentage of any such interest). Other than the Company’s Subsidiaries listed on Section 3.1(a) of the Company Disclosure Schedule, there is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of the Company.

(b)        The Company has made available to Parent prior to the date of this Agreement a correct and complete copy of the Company’s certificate of incorporation (the “Company Certificate”) and amended and restated bylaws (the “Company Bylaws”) (collectively, the “Company Organizational Documents”), and the certificate of incorporation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents for each Significant Subsidiary of the Company, in each case, as amended and in effect through the date hereof. The Company Organizational Documents and the certificate of incorporation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents for each Subsidiary of the Company (collectively, the “Company Subsidiary Organizational Documents”) are in full force and effect and neither the Company nor its Subsidiaries is in violation of any of their provisions, except in the case of the Company’s Subsidiaries, as would not, individually or in the aggregate be expected to constitute or result in a Company Material Adverse Effect or to prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger. The Company has made available to Parent prior to the date of this Agreement correct and complete copies of the minute books of the Company; provided that minutes related to deliberations concerning a transaction between the Company and potential acquirors may be redacted.

Section 3.2    Capital Stock and Indebtedness.

(a)        The authorized capital stock of the Company consists of 2,000,000,000 shares of Company Common Stock and 2,000,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”). As of the close of business on July 22, 2016, (i) 244,815,536 shares of Company Common Stock were issued and outstanding (not including shares held in treasury), including 5,165,924 shares of Company Common Stock subject to outstanding Company Restricted Stock Awards, (ii) no shares of Company Common Stock were held in treasury, (iii) no shares of Company Preferred Stock were issued or outstanding, (iv) 14,885,312 shares of Company Common Stock were reserved for issuance under the Company Stock Plans, (v) 1,049,772 shares of Company Common Stock were subject to outstanding Company RSU Awards, (vi) 2,192,118 shares of Company Common Stock are reserved for issuance in respect of the ESPP, and (vii) no other shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. Except as set forth in this Section 3.2(a) and except for (A) shares of Company Common Stock, Company Restricted Stock Awards and Company RSU Awards issued after July 22, 2016 in accordance with Section 5.1(l), (B) no more than 450,000 shares issued after the date of this Agreement pursuant to the ESPP in accordance with Section 2.3(e), or (C) shares issued in connection with the exercise, settlement or vesting of Company Stock Awards in accordance with their respective terms and in compliance with this Agreement, there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (whether or not currently exercisable) (A) obligating the Company or any of its Subsidiaries to (1) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (2) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (3) redeem or otherwise acquire any such shares of capital stock or other equity interests or (4) make any payment to any person the value of which is derived from or calculated based on the value of Company Common Stock or Company Preferred Stock, or (B) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Subsidiaries. All outstanding shares of Company Common Stock are, and shares of Company Common Stock reserved for issuance with respect to Company Stock Awards, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. No Subsidiary of the Company owns any shares of capital stock of the Company. Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party (x) with respect to the voting or registration of the capital stock or other equity interest of the Company or any of its Subsidiaries or (y) that restrict any person from purchasing, selling, pledging or otherwise disposing of any shares of Company Common Stock. Prior to the date of this Agreement, the Non-Participating Shares were cancelled, and are not outstanding.

(b)        The Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company, free and clear of any preemptive rights and any Liens other than Permitted Liens, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except for equity interests in the Company’s Subsidiaries, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person). Neither the Company nor any of its Subsidiaries has any obligation to acquire any equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

Section 3.3    Corporate Authority Relative to this Agreement; No Violation.

(a)        The Company has the requisite corporate power and authority to enter into this Agreement and, subject to the receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement, including the Merger. The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger have been duly and validly authorized by the Company Board of Directors and, other than the Company Stockholder Approval and other than as set forth in Section 3.3(d), no other corporate proceedings on the part of the Company or vote of the Company’s stockholders are necessary to authorize the execution and delivery by the Company of this Agreement and the consummation of the Merger. The Company Board of Directors has unanimously (i) determined that the terms of this Agreement and the Merger are fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (iii) duly and validly approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Merger upon the terms and subject to the conditions contained herein, (iv) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Company’s stockholders and (v) resolved to make the Company Recommendation and, subject to Section 5.4, to include the Company Recommendation in the Proxy Statement/Prospectus.

(b)        The affirmative vote of the holders of a majority of the issued and outstanding shares of Company Common Stock in favor of the adoption of this Agreement (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of Company capital stock that is necessary under applicable Law and the Company Certificate and Company Bylaws to adopt, approve or authorize this Agreement, for the Company to engage in the transactions contemplated by this Agreement and to consummate the Merger.

(c)        This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub, this Agreement constitutes the legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(d)        Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Delaware Secretary, (ii) the filing of the Form S-4 (including the Proxy Statement/Prospectus) with the SEC and any amendments or supplements thereto and declaration of effectiveness of the Form S-4, (iii) the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the “Exchange Act”), (iv) the U.S. Securities Act of 1933, as amended, and the rules promulgated thereunder (the “Securities Act”), (v) applicable state securities, takeover and “blue sky” laws, (vi) the rules and regulations of the Nasdaq, (vii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and any other requisite clearances or approvals under any other applicable Antitrust Laws, (viii) the Company Stockholder Approval and (ix) the approvals set forth in Section 3.3(d) of the Company Disclosure Schedule (collectively, the “Company Approvals”), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by the Company of the Merger, except where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent the consummation of the Merger.

(e)        The execution and delivery by the Company of this Agreement does not, and (assuming the Company Approvals are obtained) the consummation of the Merger and compliance with the provisions of this Agreement will not (i) result in any loss, or suspension, limitation or impairment of any right of the Company or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default, with or without notice or lapse of time or both, under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or the loss of a benefit under any Contract that is binding upon the Company or any of its Subsidiaries or by which any of their respective properties, rights or assets are bound or subject, or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”) other than Permitted Liens, in each case, upon any of the properties or assets of the Company or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the Company Organizational Documents or Company Subsidiary Organizational Documents or (iii) conflict with or violate any applicable Laws except, in the case of clauses (i) and (iii), for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, first offers, first refusals, modifications, accelerations, losses of benefits or Liens as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or to prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger.

Section 3.4    Reports and Financial Statements.

(a)        The Company and each of its Subsidiaries has timely filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC (including under the Securities Act and the Exchange Act) (all such documents and reports filed or furnished by the Company or any of its Subsidiaries, the “Company SEC Documents”) since July 1, 2013. As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents filed since July 1, 2013 complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents filed since July 1, 2013 contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is, or at any time since July 1, 2013 has been, required to file any forms, reports or other documents with the SEC. Since July 1, 2013, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, (i) there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents and (ii) none of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review.

(b)        The consolidated financial statements (including all related notes and schedules) of the Company included in or incorporated by reference into the Company SEC Documents filed since July 1, 2013 (the “Company Financial Statements”) (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by Form 10-Q or any successor form under the Exchange Act and subject to normal year-end audit adjustments and the absence of footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (iii) have been prepared from, and are in accordance with, the books and records of the Company and its consolidated subsidiaries in all material respects and (iv) complied, as of their respective dates of filing with the SEC, in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. As of the date of this Agreement, Ernst & Young LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(c)        Neither the Company nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).

(d)        Since July 1, 2013, (i) none of the Company or any Subsidiary of the Company nor, to the knowledge of the Company, any director or officer of the Company has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary of the Company or any material complaint, allegation, assertion or claim from employees of the Company or any Subsidiary of the Company regarding questionable accounting or auditing matters with respect to the Company or any Subsidiary of the Company, and (ii) no attorney representing the Company or any Subsidiary of the Company, whether or not employed by the Company or any Subsidiary of the Company, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company, any Subsidiary of the Company or any of their respective officers, directors, employees or agents to the Company Board of Directors or any committee thereof, or to the General Counsel or Chief Executive Officer of the Company.

Section 3.5    Internal Controls and Procedures.

(a)        The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed, and since July 1, 2013, have been reasonably designed, to ensure, that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended June 28, 2015, and such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued an attestation report concluding that the Company maintained effective internal control over financial reporting as of June 28, 2015. Based on such evaluation, management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof.

(b)        As of the date of this Agreement, the Company is in compliance in all material respects with all current listing requirements of the NASDAQ Global Select Market.

Section 3.6    No Undisclosed Liabilities. There are no Liabilities of the Company or any of its Subsidiaries of any nature whatsoever (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due), except for (a) Liabilities that are reflected or reserved against on the consolidated balance sheet of the Company and its Subsidiaries included in its Quarterly Report on Form 10-Q for the period ended April 3, 2016 (including any notes thereto), (b) Liabilities incurred under this Agreement or in connection with the transactions contemplated hereby, including the Merger, (c) Liabilities incurred in the ordinary course of business consistent with past practice since April 3, 2016, and (d) Liabilities that have not had and would not, individually or in the aggregate reasonably be expected to constitute or result in a Company Material Adverse Effect.

Section 3.7    Compliance with Law; Permits.

(a)        The Company and its Subsidiaries are, and since July 1, 2013 have been, in compliance with all applicable federal, state, local and foreign laws, statutes, ordinances, rules, regulations, judgments, orders, injunctions, decrees or agency requirements of Governmental Entities (collectively, “Laws” and each, a “Law”), except where such non-compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since July 1, 2013, neither the Company nor any of its Subsidiaries has (i) received any written notice or, to the knowledge of the Company, oral notice from any Governmental Entity regarding any actual or possible failure to comply with any Law in any material respect or (ii) provided any notice to any Governmental Entity regarding any material violation by the Company or any of its Subsidiaries of any Law.

(b)        The Company and its Subsidiaries hold, and have at all times since July 1, 2013 held, all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities necessary for the lawful operation of the businesses of the Company and its Subsidiaries (the “Company Permits”), and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted and have paid all fees and assessments due and payable in connection therewith, except where the failure to have a Company Permit, to file such documents or to pay such fees and assessments would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all Company Permits are valid and in full force and effect, are not subject to any administrative or judicial proceeding that would reasonably be expected to result in any modification, termination or revocation thereof and, to the knowledge of the Company, as of the date of this Agreement no suspension or cancellation of any such Company Permit is threatened; and (ii) the Company and each of its Subsidiaries is in compliance with the terms and requirements of all Company Permits.

(c)        Since July 1, 2013, none of the Company or its Subsidiaries, or to the knowledge of the Company, any director, officer, employee, agent or other person acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, violated or is in violation of, or is aware of any action taken that would result in a violation of, the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), the UK Bribery Act of 2010 or its predecessor laws (the “Bribery Act”), or any analogous anti-corruption Law (collectively, the “Anti-Corruption Laws”), nor, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries; (iii) established or maintained any unlawful fund of monies or other assets of the Company or any of its Subsidiaries; (iv) made any fraudulent entry on the books or records of the Company or any of its Subsidiaries; (v) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for the Company or any of its Subsidiaries or to influence any act or decision of a foreign government official or other person; or (vi) engaged in any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods or services to or for the benefit of, provided any payments or material assistance to, or otherwise engage in or facilitated any transactions with a Prohibited Person. No proceeding by or before any Governmental Entity involving the Company, any Subsidiary of the Company or any Affiliate of the Company, or any of their directors, officers, employees, agents or other persons acting on their behalf, with respect to any Anti-Corruption Law is pending or, to the knowledge of the Company, threatened, nor have any disclosures been submitted to any Governmental Entity with respect to violations of any Anti-Corruption Law by any such person.

(d)        Since July 1, 2013, the Company and each of its Subsidiaries has conducted its import and export transactions in accordance in all material respects with all applicable U.S. import, export and re-export Laws and controls and all other applicable import, export and re-export Laws and controls in other countries in which the Company or any of its Subsidiaries conduct business, including the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Regulations and executive orders and laws implemented by OFAC.

(e)        Since July 1, 2013, the Company and its Subsidiaries have obtained all material consents, orders and declarations from, provided all material notices to, and made all material filings with, all Governmental Entities required for (i) the export, import and re-export of its products, services, Software and technologies, and (ii) releases of technologies and Software to foreign nationals located in the U.S. and abroad (the “Export Approvals”), and each of the Company and its Subsidiaries is and, since July 1, 2013, has been in compliance in all material respects with the terms of all Export Approvals. There are no pending or, to the knowledge of the Company, threatened, claims against the Company or any of its Subsidiaries with respect to such Export Approvals.

(f)        Notwithstanding anything contained in this Section 3.7, no representation or warranty shall be deemed to be made in this Section 3.7 in respect of the matters addressed in Section 3.8, Section 3.9, Section 3.13, Section 3.14 or Section 3.15.

Section 3.8    Environmental Laws and Regulations. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (i) the Company and its Subsidiaries are, and since July 1, 2013 have been, in compliance with all applicable Environmental Laws (which compliance includes the possession by the Company and each of its Subsidiaries of all Company Permits required under applicable Environmental Laws to conduct their respective business and operations, and compliance with the terms and conditions thereof), (ii) the Company and its Subsidiaries have or have applied for all Company Permits required under applicable Environmental Laws to conduct their respective business and operations, (iii) there are no suits or proceedings (whether administrative or judicial) pending, or to the knowledge of the Company, any investigations pending or investigations, suits or proceedings threatened against the Company or any of its Subsidiaries alleging non-compliance with or other Liability under any Environmental Law and (iv) there have been no Releases at any Company Leased Real Property of Hazardous Materials by the Company or any of its Subsidiaries, or to the knowledge of the Company, as a result of any operations or activities of the Company or any of its Subsidiaries or other contractors or third party operators, that would reasonably be expected to give rise to any Liability to the Company or its Subsidiaries. No Hazardous Materials are present at, on, in or under any property currently or formerly owned or leased by the Company or its Subsidiaries that could reasonably be expected to result in Liabilities under applicable Environmental Laws and neither the Company nor its Subsidiaries are subject to any Order or any indemnity obligation or other Contract with any other person that would reasonably be expected to result in Liabilities under any Environmental Law or concerning Hazardous Materials or Releases, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Since July 1, 2013, neither the Company nor any of its Subsidiaries has received any unresolved written claim, notice, complaint or request for information from a Governmental Entity or any other person relating to actual or alleged noncompliance with or Liability under applicable Environmental Laws that require remediation at any site.

Section 3.9    Employee Benefit Plans.

(a)        Section 3.9(a) of the Company Disclosure Schedule sets forth a correct and complete list of each material Company Benefit Plan as of the date of this Agreement (except for (i) employment agreements and offer letters establishing at-will employment without obligating the Company to provide any severance or post-retirement benefits upon termination of employment, other than through a separate Company Benefit Plan listed on Section 3.9(a) of the Company Disclosure Schedule or as required by applicable Law, and (ii) individual equity award agreements that are substantially similar to the standard form of award agreement under the applicable Company Stock Plan and listed on Section 3.9(a) of the Company Disclosure Schedule). With respect to each material Company Benefit Plan, to the extent applicable, correct and complete copies of the following have been delivered or made available to Parent by the Company: (i) the Company Benefit Plan, if written (including all material amendments and attachments thereto); (ii) a written summary of the material terms thereof, if the Company Benefit Plan is not in writing; (iii) all related trust documents; (iv) all insurance contracts or other funding arrangements; (v) the two most recent annual reports (Form 5500) filed with the Internal Revenue Service (the “IRS”); (vi) the most recent determination, opinion or advisory letter from the IRS; (vii) the most recent summary plan description and any summary of material modifications thereto; (viii) all related material filings and communications received from or sent to any Governmental Entity since July 1, 2014; and (ix) the most recent audited financial statement and/or actuarial valuation.

(b)        Each Company Benefit Plan has been established, operated and administered in all respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not result in a material Liability to the Company and its Subsidiaries, taken as a whole, since July 1, 2013, neither the Company nor any of its Subsidiaries has taken any corrective action or made a filing under any voluntary correction program of the IRS, the Department of Labor or any other Governmental Entity with respect to any Company Benefit Plan, and neither the Company nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such voluntary correction program. Except as would not result in a material Liability to the Company and its Subsidiaries, taken as a whole, all contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company in accordance with GAAP.

(c)        Section 3.9(c) of the Company Disclosure Schedule identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (each, a “Qualified Plan”). The IRS has issued a favorable determination, opinion or advisory letter with respect to each Qualified Plan and its related trust, and such determination, advisory or opinion letter has not been revoked (nor has revocation been threatened), and, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company and its Subsidiaries, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Qualified Plan or the related trust.

(d)        None of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has, within the six-year period preceding the date of this Agreement, maintained, established, contributed to or been obligated to contribute to any plan that is (i) a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”) or (ii) subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code.

(e)        Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no pending or, to the knowledge of the Company, threatened, claims asserted (other than claims for benefits in the ordinary course), or lawsuits or arbitrations which have been asserted or instituted with respect to any Company Benefit Plan, and, (ii) to the knowledge of the Company, no facts exist which would reasonably give rise to a claim or lawsuit with respect to the Company Benefit Plans, including claims against any fiduciaries thereof with respect to their duties to the Company Benefit Plans or claims to the assets of any of the trusts under any of the Company Benefit Plans. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) none of the Company, any of its Subsidiaries or any of their ERISA Affiliates has incurred (either directly or indirectly, including as a result of any indemnification obligation) any Liability under or pursuant to Title I of ERISA or the penalty, excise Tax or joint and several liability provisions of the Code relating to employee benefit plans that has not been satisfied in full, and, (ii) to the knowledge of the Company, no event, transaction or condition has occurred or exists that would reasonably be expected to result in any such Liability to the Company, any of its Subsidiaries or any of their ERISA Affiliates.

(f)        Neither the Company nor any of its Subsidiaries sponsors or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement medical or death benefits (whether or not insured) with respect to former or current directors or employees, or their respective beneficiaries or dependents, beyond their retirement or other separation from service, except as required by (i) Section 4980B of the Code or comparable U.S. state Laws or applicable non-U.S. Laws, or (ii) through the end of the calendar month in which their retirement or other separation from service occurs.

(g)        Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan that is a nonqualified deferred compensation plan subject to Section 409A of the Code (a “Nonqualified Deferred Compensation Plan”) (i) has been operated between January 1, 2005 and December 31, 2008 in good faith compliance with Section 409A of the Code and applicable guidance thereunder and (ii) since January 1, 2010, has been in documentary and operational compliance with Section 409A of the Code.

(h)        Except as set forth on Section 3.9(h) of the Company Disclosure Schedule, or for statutory severance or other similar entitlements required to be paid under any plans, programs or arrangements sponsored or maintained by any Governmental Entity or applicable Law, the execution of this Agreement and the consummation of the Merger will not, either alone or in combination with another event, (i) entitle any current or former employee, director or officer of the Company or any of its Subsidiaries to severance pay, unemployment compensation, accrued pension benefit, or a change in control bonus or retention payment, (ii) trigger or accelerate the time of payment or vesting, or increase the amount of compensation due under a Company Benefit Plan to any current or former employee, director or officer of the Company or any of its Subsidiaries, (iii) accelerate the timing of any funding obligation under any Company Benefit Plan, or (iv) result in the forgiveness of Indebtedness for the benefit of any current or former employee, director or officer of the Company or any of its Subsidiaries under a Company Benefit Plan. No Company Benefit Plan provides for, and neither the Company nor any of its Subsidiaries otherwise has any obligation to provide, a gross-up or reimbursement of Taxes imposed under Section 4999 of the Code, Section 409A(a)(1)(B) of the Code, or otherwise. The Company has provided Parent with a good faith estimate based on information available as of the date of this Agreement, of: (A) the amount of each payment or benefit that is reasonably likely to become payable to each executive officer and any other employee or service provider who is a disqualified individual (as such term is defined in Treasury Regulations Section 1.280G-1) under a Company Benefit Plan as a result of the Merger or an associated termination of employment or service, including as a result of accelerated vesting, and (B) the amount (if any) of the “excess parachute payments” within the meaning of Section 280G of the Code that is reasonably likely to become payable to each such Company employee or service provider.

(i)        Each Company Benefit Plan, if any, which as of the date of this Agreement is maintained outside of the United States or provides compensation or benefits primarily for the benefit of any employee or former employee of the Company or any Company Subsidiary who primarily resides outside the United States (each “Foreign Plan”) is set forth on Section 3.9(i) of the Company Disclosure Schedule. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Foreign Plan (i) has been operated in compliance with its terms, any applicable collective bargaining or other works council agreements, and the applicable Laws relating to such plans in the jurisdictions in which such Company Benefit Plan is primarily maintained (ii) has obtained from the Governmental Entity having jurisdiction with respect to such Foreign Plan any required determinations, if any, that such Foreign Plan is in compliance with the applicable Laws of the relevant jurisdiction if such determinations are required in order to give effect to such Foreign Plan, and (iii) if required to be funded and/or book-reserved, is fully funded and/or book- reserved, as appropriate, based upon reasonable actuarial assumptions.

(j)        With respect to each grant of a Company Stock Award, each such grant was made in all material respects in accordance with the terms of the applicable Company Stock Plan, the Exchange Act and all other applicable Laws, including the rules of the Nasdaq.

Section 3.10    Absence of Certain Changes or Events.

(a)        Since April 3, 2016 through the date of this Agreement, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business, and none of the Company or any Subsidiary of the Company has undertaken any action that if taken after the date of this Agreement would require Parent’s consent pursuant to Section 5.1(c), (e), (f), (h), (i) or (m).

(b)        Since April 3, 2016, there has not been any fact, change, circumstance, event, occurrence, condition or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or to prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger.

Section 3.11    Investigations; Litigation. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) to the knowledge of the Company there is no investigation or review pending or threatened by any Governmental Entity with respect to the Company or any of its Subsidiaries, (b) there are no actions, suits, claims or proceedings against the Company or any of its Subsidiaries or subpoenas, civil investigative demands or other written requests for information issued to the Company or its Subsidiaries relating to potential violations of Law that are pending or, to the knowledge of the Company, threatened, or to the knowledge of the Company any investigations or claims against or affecting the Company or any of its Subsidiaries, or any of their respective properties relating to potential violations of Law and (c) there are no Orders of any Governmental Entity against the Company or any of its Subsidiaries or under which the Company or any Company Subsidiary is subject to ongoing obligations.

Section 3.12    Information Supplied. The information supplied or to be supplied by the Company in writing for inclusion in the Form S-4 (including the Proxy Statement/Prospectus) will not, at the time the Form S-4 (and any amendment or supplement thereto) is declared effective, on the date that the Proxy Statement/Prospectus is first mailed to the stockholders of the Company, or on the date of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that, no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent in writing expressly for inclusion therein.

Section 3.13    Tax Matters.

(a)        Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)        each of the Company and its Subsidiaries has prepared and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by it, and all such Tax Returns are correct and complete;

(ii)        each of the Company and its Subsidiaries has timely paid all Taxes required to be paid by it (whether or not shown on any Tax Return) other than such Taxes as are being contested in good faith by the Company or its Subsidiaries and for which adequate reserves have been established on the Company Financial Statements in accordance with GAAP;

(iii)        neither the Company nor any of its Subsidiaries has in writing waived or extended any statute of limitations with respect to Taxes or agreed in writing to any extensions of time with respect to a Tax assessment or deficiency, which waiver or extension is currently effective;

(iv)        all assessments for Taxes due from the Company or any of its Subsidiaries with respect to completed and settled audits or examinations or any concluded litigation have been timely paid in full;

(v)        no deficiencies for Taxes have been claimed, proposed or assessed by any Governmental Entity in writing against the Company or any of its Subsidiaries except for deficiencies which have been fully satisfied by payment, settled or withdrawn;

(vi)        there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of any Taxes (including Tax Returns) of the Company or any of its Subsidiaries;

(vii)        there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable;

(viii)        each of the Company and its Subsidiaries has complied with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes, including with respect to payments made to or received from any employee, creditor, stockholder, customer or other third party;

(ix)        neither the Company nor any of its Subsidiaries (i) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is the Company), (ii) is a party to any agreement or arrangement relating to the sharing, indemnification or allocation of any Tax or Tax asset (other than an agreement or arrangement (x) solely between or among the Company and/or its Subsidiaries or (y) is entered into in the ordinary course of business and the principal purpose of which is not the sharing, indemnification or allocation of Tax) or (iii) has any Liability for Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Law), or as transferee or successor; and

(x)        neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date, as a result of any (i) change in method of accounting pursuant to Section 481(c) of the Code (or any analogous or similar provision of state, local or foreign Law) made prior to the Closing, (ii) installment sale or open transaction disposition made or entered into prior to the Closing, or any “excess loss account,” existing as of immediately prior to the Closing, (iii) prepaid amount received prior to the Closing, (iv) “closing agreement” within the meaning of Section 7121 of the Code (or any similar or analogous provision of state, local or foreign Law) entered into prior to the Closing or (v) election pursuant to Section 108(i) of the Code.

(b)        None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in any distribution that was purported or intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date of this Agreement.

(c)        None of the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or foreign Law).

Section 3.14    Employment and Labor Matters.

(a)        As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union contract, works council or trade union agreement (each, a “Collective Bargaining Agreement”) and no employee is represented by a labor organization for purposes of collective bargaining or works council with respect to the Company or any of its Subsidiaries. To the knowledge of the Company, from July 1, 2015 through the date of this Agreement, there have been no activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries. As of the date of this Agreement, no Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries.

(b)        From July 1, 2015 through the date of this Agreement, there has been no strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened, that may interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries. There is no pending charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity, and none of the Company nor any of its Subsidiaries is a party, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, as of the date of this Agreement there is no material claim or material grievance pending or threatened relating to any employment contract, wages and hours, plant closing notification, employment statute or regulation, privacy right, labor disputes, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any employee of the Company or any Company Subsidiary, including charges of unfair labor practices or harassment, complaints, claims or judicial or administrative proceedings, in each case which are pending or, to the knowledge of the Company, threatened by or on behalf of any employees of the Company or Company Subsidiary.

(c)        Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with and since July 1, 2013 have complied with all Laws regarding employment and employment practices (including anti-discrimination), terms and conditions of employment and wages and hours (including classification of employees and independent contractors, and equitable pay practices) and other Laws in respect of any reduction in force (including notice, information and consultation requirements), and (ii) no claims relating to non-compliance with the foregoing are pending or, to the knowledge of the Company, threatened.

Section 3.15    Intellectual Property and Information Technology.

(a)        Section 3.15(a) of the Company Disclosure Schedule contains a correct and complete list of all Company Registrations, other than applications for patents, trademarks or copyrights pending as of the date of this Agreement, in each case, enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing or issuance, names of all current applicant(s) and registered owners(s), as applicable. The Company has a policy of registering its chip maskworks with the United States Copyright Office on every permutation of every chip, every year. To the knowledge of the Company, the Company and its Subsidiaries have clear title to the Company Registrations, and all assignments of Company Registrations to the Company or any of its Subsidiaries have been properly executed and recorded. To the knowledge of the Company, (i) all material issued patents, Copyrights, registered Trademarks and registered Mask Works are valid and enforceable and (ii) none of the material Company Registrations have lapsed or been abandoned or cancelled. All issuance, renewal, maintenance and other payments that are or have become due with respect to the material Company Registrations have been timely paid by or on behalf of the Company or the relevant Subsidiary.

(b)        To the knowledge of the Company, there are no pending or threatened in writing inventorship challenges, reexaminations, cancellations, opposition or nullity proceedings or interferences with respect to the Company Registrations.

(c)        Each item of Company Intellectual Property will be owned or available for use by the Surviving Corporation and its Subsidiaries immediately following the Closing on substantially identical terms and conditions as it was available to the Company and its Subsidiaries immediately prior to the Closing. The Company or one of its Subsidiaries is the sole and exclusive owner of all Company Owned Intellectual Property, free and clear of any Liens other than Permitted Liens. The Company Intellectual Property and public domain know-how constitute all material Intellectual Property necessary to conduct the business of the Company and its Subsidiaries, taken as a whole, as currently conducted.

(d)        The Company and its Subsidiaries have taken reasonable measures to maintain the confidentiality of and protect the proprietary nature of each item of Company Owned Intellectual Property and to maintain in any confidential information owned by another person with respect to which the Company or any Company Subsidiary has a confidentiality obligation.

(e)        To the knowledge of the Company, neither the conduct of the business of the Company and its Subsidiaries, nor the sale or use of any product or service offered by the Company or any of its Subsidiaries by any of their resellers, distributors, customers or users, infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any third party. Section 3.15(e) of the Company Disclosure Schedule lists any complaint, claim or notice, or threat of any of the foregoing (including any notification that a license under any patent is or may be required), received in writing by the Company or any of its Subsidiaries between July 1, 2013 and the date of this Agreement alleging any such infringement, violation or misappropriation and any request or demand for indemnification or defense received by the Company or any of its Subsidiaries from any reseller, distributor, customer, user or any other third party.

(f)        To the knowledge of the Company, no person or entity (including any current or former employee or consultant of the Company or any of its Subsidiaries) is infringing, violating or misappropriating any of the Company Intellectual Property, or has done so since July 1, 2013.

(g)        Section 3.15(g) of the Company Disclosure Schedule identifies, as of the date of this Agreement, each license, covenant or other agreement (other than customer, distributor or partner agreements entered into in the ordinary course of business, or implied licenses granted in connection with the sale of the products and services of the Company) pursuant to which the Company or any of its Subsidiaries has assigned, transferred, licensed, distributed or otherwise granted any right or access to any person or entity, or covenanted not to assert any right, with respect to any past, existing or future Company Intellectual Property that is material to the Company and its Subsidiaries taken as a whole. Neither the Company nor any of its Subsidiaries is a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any existing or future Intellectual Property to any person or entity.

(h)        Section 3.15(h) of the Company Disclosure Schedule identifies, as of the date of this Agreement, each material item of Company Licensed Intellectual Property that is used in the Company products or services and the license or agreement pursuant to which the Company or a Subsidiary obtained a license under such Company Licensed Intellectual Property (excluding generally commercially available, off-the-shelf software programs).

(i)        To the knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) would reasonably be expected to, nor will the consummation of the Merger, result in the disclosure or release by the Company of any material company-owned source code by the Company, any of its Subsidiaries or escrow agent(s) to any third party.

(j)        To the knowledge of the Company, the products and services offered, or contemplated to be offered, by the Company or any of its Subsidiaries, and the Software and internal computer systems used by the Company and its Subsidiaries, do not contain any disabling device, virus, worm, back door, Trojan horse or other disruptive or malicious code that are intended to impair their intended performance or otherwise permit unauthorized access to, hamper, delete or damage any computer system, software, network or data.

(k)        Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach of any of the material terms or conditions of any license to any Open Source Materials.

(l)        The Company and each of its Subsidiaries has taken commercially reasonable measures to protect the Company’s or such Subsidiary’s rights in the material Trade Secrets owned by the Company or such Subsidiary. It is the policy of the Company that each employee of the Company or any of its Subsidiaries and each individual independent contractor of the Company or any of its Subsidiaries executes a valid and binding written agreement in substantially the form provided to Parent prior to the date of this Agreement, expressly assigning to the Company or a Subsidiary all right, title and interest in any inventions and works of authorship, whether or not patentable, invented, created, developed, authored, conceived or reduced to practice during the term of such employee’s employment or such independent contractor’s work for the Company or the relevant Subsidiary, and all Intellectual Property rights therein, and has waived all moral rights therein to the extent legally permissible. Since July 1, 2013, none of the Company or any Subsidiary of the Company has received in writing any claim from any employee or individual independent contractor challenging or disputing the ownership of any Intellectual Property of the Company or any of its Subsidiaries, or challenging or disputing the ownership of any agreement with the Company or a Subsidiary of the Company relating to ownership of any Intellectual Property.

(m)        Section 3.15(m) of the Company Disclosure Schedule contains a complete and accurate list as of the date of this Agreement of all material support, funding, resources or assistance from any U.S. federal, state, local or foreign governmental funding source that the Company or any of its Subsidiaries have received since July 1, 2013 in connection with the development, design, testing, modification, manufacture, use, sale, reproduction, marketing, distribution, support or maintenance of any of the products or services offered or under development by the Company or any of its Subsidiaries, other than customer agreements entered in the ordinary course of business. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have complied in all material respects with all of the applicable terms of any such support, funding, resources or assistance.

(n)        Since July 1, 2013, and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there has been no material failure, breakdown, loss or impairment of, or, to the knowledge of the Company, any unauthorized access to or unauthorized use of, any information technology systems of the Company or any of its Subsidiaries that has resulted in a material disruption or material interruption in the operation of the business of the Company or any of its Subsidiaries or that has resulted in unauthorized disclosure of any confidential information of the Company or any Subsidiary, or personally identifiable information, to any unauthorized person. The Company and its Subsidiaries have in place commercially reasonable disaster recovery and business continuity plans and procedures.

(o)        The Company and each of the Company Subsidiaries have complied in all material respects with all Laws and applicable contractual and legal requirements pertaining to information privacy and security. Since July 1, 2013, to the knowledge of the Company, there has been no material release of personally identifiable information by the Company or any Subsidiary of the Company in breach of either (i) a Contract to which the Company or any Subsidiary of the Company is bound or (ii) applicable Law. None of the Company or any Subsidiary of the Company has been notified that they are the subject of any regulatory investigation, enforcement action or similar action or proceeding alleging breach of data security or privacy obligations.

(p)        Notwithstanding any provisions of this Agreement to the contrary, the representations and warranties made in this Section 3.15 are the sole and exclusive representations and warranties of the Company with respect to intellectual property or information privacy and security.

Section 3.16    Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, with respect to the real property owned by the Company or any Subsidiary of the Company (the “Company Owned Real Property”), either the Company or a Subsidiary of the Company has good and valid title to such Company Owned Real Property, free and clear of all Liens other than any Permitted Liens. As of the date of this Agreement, neither the Company nor any Subsidiary of the Company has received written notice of any pending condemnation proceeding with respect to any Company Owned Real Property, and to the knowledge of the Company no such proceeding is threatened. Section 3.16 of the Company Disclosure Schedule sets forth a correct and complete list of all Company Owned Real Property as of the date of this Agreement. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, either the Company or a Subsidiary of the Company has a good and valid leasehold interest in each lease, sublease and other agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (such property subject to a lease, sublease or other agreement, the “Company Leased Real Property” and such leases, subleases and other agreements are, collectively, the “Company Real Property Leases”), in each case, free and clear of all Liens other than any Permitted Liens. Section 3.16 of the Company Disclosure Schedule sets forth a correct and complete list of all Company Leased Property (other than Company Leased Property related to design offices) as of the date of this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Real Property Lease (a) is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto (except in each case as enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally, and that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought), and, to the knowledge of the Company, of each other party thereto, and is in full force and effect and (b) no uncured default on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder, exists under any such Company Real Property Lease, and (c) no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a breach or default under any such Company Real Property Lease. Neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person any right to use or occupy a Company Owned Real Property or a Company Leased Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has since July 1, 2015 received notice of the existence of any outstanding Order or of any pending proceeding, and, to the knowledge of the Company, there is no such Order or proceeding threatened, relating to the ownership, lease, use, occupancy or operation by the Company or its Subsidiaries of the Company Owned Real Property or the Company Leased Real Property.

Section 3.17    Insurance. The Company and its Subsidiaries maintain insurance with insurers in such amounts and against such risks as is customary for the industries in which it and its Subsidiaries operate and as the management of the Company has in good faith determined to be prudent and appropriate in all material respects. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) all insurance policies maintained by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement are in full force and effect, (b) all premiums and other payments due on such policies have been paid by the Company or its Subsidiaries and all claims thereunder have been filed in due and timely fashion, (c) the Company and its Subsidiaries are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement, and (d) neither the Company nor any of its Subsidiaries is in breach or default under, has received any written notice of, or has taken any action that could permit cancellation, termination or modification of, any such material insurance policies. During the one-year period prior to the date of this Agreement, neither the Company nor any Subsidiary of the Company has received any written communication notifying the Company or Subsidiary of the Company of any: (i) premature cancellation or invalidation of any material insurance policy held by the Company or any Subsidiary of the Company; (ii) refusal of any coverage or rejection of any material claim under any material insurance policy held by the Company or any Subsidiary of the Company; or (iii) material adjustment in the amount of the premiums payable with respect to any material insurance policy held by the Company or any Subsidiary of the Company. As of the date of this Agreement, there is no pending material claim by the Company or any Subsidiary of the Company against any insurance carrier under any insurance policy held by the Company or any Subsidiary of the Company.

Section 3.18    Opinion of Financial Advisor. The Company Board of Directors has received the opinion of Qatalyst Partners, LP, to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Merger Consideration to be received pursuant to, and in accordance with, the terms of this Agreement by the holders of shares of Company Common Stock (other than Parent or any Affiliate of Parent) is fair, from a financial point of view, to such holders. The Company will make available to Parent a copy of such opinion as soon as practicable following the execution of this Agreement for informational purposes only.

Section 3.19    Material Contracts.

(a)    Except as set forth in Section 3.19 of the Company Disclosure Schedule and except for Company Benefit Plans, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i)    any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)    any Contract between the Company or any Subsidiary of the Company, on the one hand, and any officer, director or Affiliate (other than a wholly owned Subsidiary of the Company) of the Company or any Subsidiary of the Company or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including (but not limited to) any Contract pursuant to which the Company or any Subsidiary of the Company has an obligation to indemnify such officer, director, Affiliate or family member;

(iii)    any Contract that imposes any restriction on the right or ability of the Company, any of its Subsidiaries or any Affiliate of them to compete with any other person in any line of business or geographic region, or solicit any customer (or that following the Effective Time will restrict the right or ability of Parent or its Subsidiaries to engage in any line of business or compete in any geographic area);

(iv)    any Contract that obligates the Company or its Subsidiaries (or following the Effective Time, Parent or its Subsidiaries) to conduct business with any third party on a preferential or exclusive basis or which contains a “most favored nation” or similar covenant;

(v)    any acquisition or divestiture Contract or material licensing agreement that contains material indemnities or any “earnout” or other contingent payment obligations that are outstanding obligations of the Company or any of its Subsidiaries as of the date of this Agreement;

(vi)    any Collective Bargaining Agreement or other works council agreement;

(vii)    any agreement relating to Indebtedness of the Company or any of its Subsidiaries having an outstanding principal amount in excess of $10,000,000;

(viii)    any Contract that grants any right of first refusal or right of first offer or similar right with respect to any assets, rights or properties of the Company or its Subsidiaries (A) for, or that would reasonably be expected to result in, total consideration of more than $10,000,000 or (B) with a fair market value in excess of $10,000,000;

(ix)    any Contract that provides for the acquisition or disposition by the Company or any of its Subsidiaries of any assets (other than acquisitions or dispositions of assets in the ordinary course of business) or a business (whether by merger, sale of stock or otherwise) that contain ongoing obligations that are material to the Company and the Company’s Subsidiaries, taken as a whole;

(x)    any joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its Subsidiaries or among the Company’s Subsidiaries;

(xi)    any Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries (A) to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be, (B) to make loans to the Company or any of its Subsidiaries, or (C) to grant liens on the property of the Company or any of its Subsidiaries;

(xii)    any Contract that obligates the Company or any of its Subsidiaries to make any loans, advances or capital contributions to, or investments in, any person, except for (A) loans or advances for indemnification, attorneys’ fees, or travel and other business expenses in the ordinary course of business, (B) extended payment terms for customers in the ordinary course of business, (C) prepayment of Taxes for repatriated employees of the Company and its Subsidiaries or (D) loans, advances or capital contributions to, or investments in, any Person that is not an Affiliate or employee of the Company not in excess of $25,000,000 individually;

(xiii)    any settlement agreement entered into since July 1, 2013 (A) with a Governmental Entity, (B) that requires the Company and its Subsidiaries to pay more than $25,000,000 after the date of this Agreement or (C) imposes any restrictions on the business of the Company or its Subsidiaries;

(xiv)    any Contract with a Top Customer, Top Distributor or Top Supplier (excluding purchase orders issued in the ordinary course of business);

(xv)    any Contract that involved the payment of more than $10,000,000 by the Company and its Subsidiaries in fiscal year 2016 or that is expected to result in the payment of such amount by the Company and its Subsidiaries in fiscal year 2017 (excluding Contracts (A) with customers, distributors, suppliers or Representatives or (B) that are purchase orders issued in the ordinary course of business);

(xvi)    any Contract that involved the receipt of more than $10,000,000 by the Company and its Subsidiaries in fiscal year 2016 or that is expected to result in the receipt of such amount by the Company and its Subsidiaries in fiscal year 2017 (excluding Contracts (A) with customers, distributors, suppliers or Representatives or (B) that are purchase orders issued in the ordinary course of business);

(xvii)    any Contract relating to the supply of any item used by the Company or a Subsidiary of the Company that is a sole source of supply of any raw material, component or service and under which the Company paid more than $5,000,000 to the relevant supplier in fiscal year 2016 or that is expected to result in the payment of such amount by the Company and its Subsidiaries in fiscal year 2017 (excluding purchase orders issued in the ordinary course of business);

(xviii)    any material Government Contract that has not been closed out; or

(xix)    any contract relating to the creation of any Lien (other than Permitted Liens) with respect to any material asset of the Company or any Subsidiary of the Company.

All contracts of the types referred to in clauses (i) through (xix) above (whether or not set forth on Section 3.19 of the Company Disclosure Schedule), are referred to herein as “Company Material Contracts.” The Company has made available to Parent prior to the date of this Agreement a complete and correct copy of each Company Material Contract as in effect on the date of this Agreement.

(b)    Neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract and, to the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the knowledge of the Company, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach of or default under the terms of any Company Material Contract, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the knowledge of the Company, of each other party thereto (except in each case as enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought), and is in full force and effect, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no disputes pending or, to the knowledge of the Company, threatened with respect to any Company Material Contract and as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to any Company Material Contract to terminate for default, convenience or otherwise any Company Material Contract prior to its stated expiration date, nor to the knowledge of the Company, is any such party threatening to do so, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)    As of the date of this Agreement, no Top Supplier, Top Customer or Top Distributor has canceled, terminated or substantially curtailed its relationship with the Company or any Subsidiary of the Company, given notice to the Company or any Subsidiary of the Company of any intention to cancel, terminate or substantially curtail its relationship with the Company or any Subsidiary of the Company, or, to the knowledge of the Company, threatened to do any of the foregoing.

Section 3.20    Government Contracts.

(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Government Contract that has not been closed out is valid and binding and in full force and effect, was awarded or novated in the name of the Company or a Subsidiary of the Company, and, to the knowledge of the Company, is not the subject of any proposed assignment or novation to any third party.

(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since July 1, 2013, each of the Company and its Subsidiaries, with respect to each Government Contract or Bid, (i) has complied with all terms and conditions and all applicable requirements of Law, (ii) not been in breach of any contractual requirement or requirement of Law, and (iii) has had no money due to the Company or such Subsidiary withheld or set off or, to the knowledge of the Company, threatened to be withheld or set off.

(c)    Since July 1, 2013, neither the Company, any Subsidiary of the Company, nor any officer, director, owner or employee of the Company or any Subsidiary of the Company, has been suspended, debarred, proposed for debarment or excluded from any Government Contract or government program, or determined to be nonresponsible with respect to any Government Contract or program, and, to the knowledge of the Company, there is no threat, proposal or valid basis for such suspension, debarment, proposal for debarment or exclusion of any of the Company, any Subsidiary of the Company, or any officer, director, owner or employee of the Company or any Subsidiary of the Company.

(d)    Since July 1, 2013, neither the Company nor any Subsidiary of the Company has been, with respect to any Government Contract or Bid, audited or investigated by any Governmental Entity, or subject to any civil claim, indictment or information, tolling or consent agreement, termination for convenience or default, notice of intent to terminate for default, adverse size determination, cure notice, stop work notice, show cause notice, recoupment or refund, notice of deficiency, material disallowance of claimed costs or penalty for expressly unallowable costs and, to the knowledge of the Company, none of the foregoing actions have been threatened.

Section 3.21    Finders or Brokers. Except for Qatalyst Partners, LP, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Merger who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 3.22    State Takeover Statutes. Assuming the accuracy of Parent’s representations in Section 4.15, the Company Board of Directors has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated hereby (including the Merger) all potentially applicable state anti-takeover statutes or regulations (including Section 203 of the DGCL) and any similar provisions in the Company Certificate or Company Bylaws.

Section 3.23    Ownership of Parent Common Stock. As of and for the three years prior to the date of this Agreement, neither the Company nor any of its Subsidiaries beneficially owns or owned, directly or indirectly, any shares of Parent Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Parent Common Stock. There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of Parent or any of its Subsidiaries.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in (i) the Parent SEC Documents filed or furnished since October 31, 2015 and prior to the date hereof (excluding any disclosures set forth in any “risk factor” or “forward-looking statements” sections), or (ii) the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (provided that disclosure in any section of such Parent Disclosure Schedule shall apply only to the corresponding section of this Agreement except to the extent the relevance of such disclosure to another section or representation is reasonably apparent), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1    Organization.

(a)    Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Parent and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly qualified or licensed, have such approvals and be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or to prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Merger.

(b)    Parent has made available to the Company prior to the date of this Agreement a correct and complete copy of Parent’s amended and restated articles of organization (the “Parent Articles”), Parent’s amended and restated by-laws (the “Parent By-laws” and together with the Parent Articles, the “Parent Organizational Documents”), Merger

Sub’s certificate of incorporation (the “Merger Sub Certificate”) and Merger Sub’s by-laws (the “Merger Sub By-laws” and together with the Merger Sub Certificate, the “Merger Sub Organizational Documents”), in each case, as amended and in effect through the date of this Agreement. The Parent Organizational Documents and the Merger Sub Organizational Documents are in full force and effect and neither Parent nor Merger Sub is in violation of any of their provisions.

Section 4.2    Capitalization.

(a)    The authorized capital stock of Parent consists of 1,200,000,000 shares of common stock, par value $0.16 2/3 per share (the “Parent Common Stock”), and 471,934 shares of preferred stock, par value $1.00 per share (the “Parent Preferred Stock”). As of the close of business on July 21, 2016, (i) 307,344,906 shares of Parent Common Stock were issued and outstanding (not including shares held in treasury), (ii) no shares of Parent Common Stock were held in treasury, (iii) no shares of Parent Preferred Stock were issued or outstanding, (iv) 30,059,974 shares of Parent Common Stock were reserved for issuance under the Parent Stock Plans in respect of outstanding and future awards (any such awards, collectively, “Parent Stock Awards”), (v) 12,574,596 shares of Parent Common Stock were subject to outstanding options under the Parent Stock Plans (“Parent Stock Options”), (vi) 2,937,361 shares of Parent Common Stock were subject to outstanding restricted stock units under the Parent Stock Plans (assuming, if applicable, achievement of all performance goals at maximum level), and (vii) no other shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding, except for shares of Parent Common Stock reserved for issuance under the Parent Stock Plans in respect of outstanding and future awards. All outstanding shares of Parent Common Stock are, and shares of Parent Common Stock reserved for issuance with respect to Parent Stock Awards and Parent Stock Options, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth in Section 4.2 of the Parent Disclosure Schedule, there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Parent or any of its Subsidiaries is a party (A) obligating Parent or any of its Subsidiaries to (1) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such shares or equity interests, (2) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (3) redeem or otherwise acquire any such shares of capital stock or other equity interests or (4) make any payment to any person the value of which is derived from or calculated based on the value of Parent Common Stock or Parent Preferred Stock or (B) granting any preemptive or antidilutive or similar rights with respect to any security issued by Parent or its Subsidiaries. Neither Parent nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the shareholders of Parent on any matter. There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party (x) with respect to the voting or registration of the capital stock or other equity interest of Parent or any of its Subsidiaries or (y) that restrict any person from purchasing, selling, pledging or otherwise disposing of any shares of Parent Common Stock.

(b)    Parent or a Subsidiary of Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of Parent, free and clear of any preemptive rights and any Liens other than Permitted Liens, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Neither Parent nor any of its Subsidiaries has any obligation to acquire any equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

Section 4.3    Corporate Authority Relative to this Agreement; No Violation.

(a)    Each of Parent and Merger Sub has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement, including the Merger. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by each of them of the Merger have been duly and validly authorized by the Parent Board of Directors and the board of directors of Merger Sub and, assuming the accuracy of Section 3.2 and the Company’s compliance with Section 5.21, no other corporate proceedings on the part of either of Parent or Merger Sub or vote of Parent’s shareholders is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the consummation of the Merger. The Parent Board of Directors has unanimously (i) determined that the terms of this Agreement and the Merger, including the issuance of shares of Parent Common Stock in connection with the Merger, are fair to, and in the best interests of, Parent and its shareholders, (ii) determined that it is in the best interests of Parent and its shareholders, and declared it advisable, to enter into this Agreement, (iii) duly and validly approved the execution and delivery by Parent of this Agreement, the performance by Parent of its covenants and agreements contained herein and the consummation of the Merger upon the terms and subject to the conditions contained herein, and (iv) directed the issuance of shares of Parent Common Stock in connection with the Merger.

(b)    This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub and is enforceable against Parent and Merger Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(c)    Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Delaware Secretary of State, (ii) the filing of the Form S-4 (including the Proxy Statement/Prospectus) with the SEC and any amendments or supplements thereto and declaration of effectiveness of the Form S-4, (iii) the Exchange Act, (iv) the Securities Act, (v) applicable state securities, takeover and “blue sky” laws, (vi) the rules and regulations of Nasdaq, (vii) the HSR Act and any other requisite clearances or approvals under any other applicable Antitrust Laws, (viii) the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, which will occur immediately following the execution of this Agreement and (ix) the approvals set forth in Section 4.3(c) of the Parent Disclosure Schedule (collectively, the “Parent Approvals”), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent or Merger Sub of the Merger, except where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or prevent the consummation of the Merger.

(d)    The execution and delivery by Parent and Merger Sub of this Agreement does not, and (assuming the Parent Approvals are obtained) the consummation of the Merger and compliance with the provisions of this Agreement will not (i) result in any loss, or suspension, limitation or impairment of any right of Parent or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default, with or without notice or lapse of time or both, under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or the loss of a benefit under any Contract that is binding upon Parent or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Liens other than Permitted Liens, in each case, upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the Parent Organizational Documents or (iii) conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii), for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations or Liens as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or to prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Merger.

Section 4.4    Reports and Financial Statements.

(a)    Parent and each of its Subsidiaries has timely filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC (including under the Securities Act and the Exchange Act) (all such documents and reports filed or furnished by Parent or any of its Subsidiaries, the “Parent SEC Documents”) since November 2, 2012. As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Parent SEC Documents filed since November 2, 2012 complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents filed since November 2, 2012 contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent’s Subsidiaries is, or at any time since November 2, 2012 has been, required to file any forms, reports or other documents with the SEC. Since November 2, 2012, no executive officer of

Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, (i) there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Parent relating to the Parent SEC Documents and (ii) none of the Parent SEC Documents is, to the knowledge of Parent, the subject of ongoing SEC review.

(b)    The consolidated financial statements (including all related notes and schedules) of Parent included in or incorporated by reference into the Parent SEC Documents filed since November 2, 2012 (the “Parent Financial Statements”) (i) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP (except, in the case of the unaudited statements, as permitted by From 10-Q or any successor form under the Exchange Act and subject to normal year-end audit adjustments and the absence of footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (iii) have been prepared from, and are in accordance with, the books and records of Parent and its consolidated subsidiaries in all material respects and (iv) complied, as of their respective dates of filing with the SEC, in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act. As of the date of this Agreement, Ernst & Young LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(c)    Neither Parent nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).

(d)    Since November 3, 2012, (i) none of Parent or any Subsidiary of Parent nor, to the knowledge of Parent, any director or officer of Parent has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Parent or any Subsidiary of Parent or any material complaint, allegation, assertion or claim from employees of Parent or any Subsidiary of Parent regarding questionable accounting or auditing matters with respect to Parent or any Subsidiary of Parent, and (ii) no attorney representing Parent or any Subsidiary of Parent, whether or not employed by Parent or any Subsidiary of Parent, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by Parent, any Subsidiary of Parent or any of their respective officers, directors, employees or agents to the Parent Board of Directors or any committee thereof, or to the General Counsel or Chief Executive Officer of Parent.

Section 4.5    Internal Controls and Procedures.

(a)    Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed, and since November 2, 2012, have been reasonably designed, to reasonably ensure, that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended October 31, 2015, such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued an attestation report concluding that Parent maintained effective internal control over financial reporting as of October 31, 2015. Based on such evaluation, management of Parent has disclosed to Parent’s auditors and the audit committee of the Parent Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to the Company prior to the date hereof.

(b)    As of the date of this Agreement, Parent is in compliance in all material respects with all current listing requirements of the NASDAQ Global Select Market.

Section 4.6    No Undisclosed Liabilities. There are no Liabilities of Parent or any of its Subsidiaries of any nature whatsoever (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due), except for (a) Liabilities that are reflected or reserved against on the consolidated balance sheet of Parent and its Subsidiaries included in its Annual Report on Form 10-Q for the period ended April 30, 2016 (including any notes thereto), (b) Liabilities incurred under this Agreement or in connection with the transactions contemplated hereby, including the Merger, (c) Liabilities incurred in the ordinary course of business consistent with past practice since April 30, 2016, and (d) Liabilities that have not had and would not, individually or in the aggregate, reasonably be expected to constitute or result in a Parent Material Adverse Effect.

Section 4.7    Compliance with Law; Permits.

(a)    Parent and its Subsidiaries are, and since November 2, 2012 have been, in compliance with all applicable Laws except where such non-compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since November 2, 2012 to the date of this Agreement, neither Parent nor any of its Subsidiaries has (i) received any written notice or, to the knowledge of Parent, oral notice from any Governmental Entity regarding any actual or possible failure to comply with any Law in any material respect or (ii) provided any notice to any Governmental Entity regarding any material violation by Parent or any of its Subsidiaries of any Law.

(b)    Parent and its Subsidiaries hold, and have at all times since November 2, 2012 held, all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities necessary for the lawful operation of the businesses of Parent and its Subsidiaries (the “Parent Permits”), and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted and have paid all fees and assessments due and payable in connection therewith, except where the failure to have a Parent Permit, to file such documents or to pay such fees and assessments would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all Parent Permits are valid and in full force and effect, are not subject to any administrative or judicial proceeding that would reasonably be expected to result in any modification, termination or revocation thereof and to the knowledge of Parent, as of the date of this Agreement no suspension or cancellation of any such Parent Permit is threatened, and (ii) Parent and each of its Subsidiaries is in compliance with the terms and requirements of all Parent Permits.

(c)    Since November 2, 2012, none of Parent or its Subsidiaries, or to the knowledge of Parent, any director, officer, employee, agent or other person acting on behalf of Parent or any of its Subsidiaries has, directly or indirectly, violated or is in violation of, or is aware of any action taken that would result in a violation of, any Anti-Corruption Laws nor, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) used any funds of Parent or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or any of its Subsidiaries; (iii) established or maintained any unlawful fund of monies or other assets of Parent or any of its Subsidiaries; (iv) made any fraudulent entry on the books or records of Parent or any of its Subsidiaries; (v) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Parent or any of its Subsidiaries or to influence any act or decision of a foreign government official or other person; or (vi) engaged in any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods or services to or for the benefit of, provided any payments or material assistance to, or otherwise engage in or facilitated any transactions with a Prohibited Person. No proceeding by or before any Governmental Entity involving Parent, any Subsidiary of Parent or any Affiliate of Parent, or any of their directors, officers, employees, agents or other persons acting on their behalf, with respect to any Anti-Corruption Law is pending or, to the knowledge of Parent, threatened, nor have any disclosures been submitted to any Governmental Entity with respect to violations of any Anti-Corruption Law by any such person.

(d)    Since November 2, 2012, Parent and each of its Subsidiaries has conducted its import and export transactions in accordance in all material respects with all applicable U.S. import, export and re-export Laws and controls and all other applicable import, export and re-export Laws and controls in other countries in which Parent or any of its Subsidiaries conduct business, including the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Regulations and executive orders and laws implemented by OFAC.

(e)    Since November 2, 2012, Parent and its Subsidiaries have obtained all material consents, orders and declarations from, provided all material notices to, and made all material filings with, all Governmental Entities required for Export Approvals, and each of Parent and its Subsidiaries is and, since November 2, 2012, has been in compliance in all material respects with the terms of all Export Approvals. There are no pending or, to the knowledge of parent, threatened, claims against Parent or any of its Subsidiaries with respect to such Export Approvals.

Section 4.8    Absence of Certain Changes or Events.

(a)    Since April 30, 2016 through the date of this Agreement, the businesses of Parent and its Subsidiaries have been conducted in all material respects in the ordinary course of business and none of Parent or any Subsidiary of Parent has undertaken any action that if taken after the date of this Agreement would require the Company’s consent pursuant to Section 5.2(a), (c) or (d).

(b)    Since April 30, 2016, there has not been any fact, change, circumstance, event, occurrence, condition or development that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or to prevent, materially delay or materially impair the ability of Parent or Merger Sub to perform their obligations under this Agreement or to consummate the Merger.

Section 4.9    Investigations; Litigation. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) to the knowledge of Parent there is no investigation or review pending or threatened by any Governmental Entity with respect to Parent or any of its Subsidiaries, (b) there are no actions, suits, claims or proceedings against Parent or any of its Subsidiaries or subpoenas, civil investigative demands or other written requests for information issued to Parent or its Subsidiaries relating to potential violations of Law that are pending or, to the knowledge of Parent, threatened, or to the knowledge of Parent any investigations or claims against or affecting Parent or any of its Subsidiaries, or any of their respective properties relating to potential violations of Law and (c) there are no Orders of any Governmental Entity against Parent or any of its Subsidiaries or under which Parent or any Parent Subsidiary is subject to ongoing obligations.

Section 4.10    Information Supplied. The information supplied or to be supplied by Parent in writing for inclusion in the Form S-4 (including the Proxy Statement/Prospectus) will not, at the time the Form S-4 (and any amendment or supplement thereto) is declared effective, on the date that the Proxy Statement/Prospectus is first mailed to the stockholders of the Company, or on the date of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company in writing expressly for inclusion therein.

Section 4.11    Finders or Brokers. Except for Credit Suisse Securities (USA) LLC, neither Parent nor any of Parent’s Subsidiaries has employed any investment banker, broker or finder in connection with the Merger who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.12    Financing. Parent has delivered to the Company a correct and complete copy of the Commitment Letter and any related fee letters (which, with respect to any such fee letters, may be redacted for provisions related to fees, “flex” terms, economic terms, original issue discount amounts and other confidential terms, provided that no redaction (other than with respect to original issue discount amounts) covers terms that would adversely affect the aggregate amount, conditionality, availability or termination of the financing contemplated therein). As of the date of this Agreement, the Commitment Letter is in full force and effect and is a valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto, enforceable in accordance with its terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting creditor’s rights generally and the availability of equitable relief). There are no conditions precedent related to the funding of the full amount of the Financing under the Commitment Letter that are not expressly set forth in the Commitment Letter. The Commitment Letter has not been amended or modified in any manner prior to the date of this Agreement. As of the date of this Agreement, the commitments contained in the Commitment Letter have not been withdrawn or rescinded in any respect. As of the date of this Agreement, neither Parent nor any of its Subsidiaries has entered into any agreement, side letter or other arrangement relating to the Financing under the Commitment Letter (excluding any agreement, letter or arrangement relating to any potential permanent, replacement or alternative financing) other than the Commitment Letter and any related fee letters provided to the Company under this Section 4.12. As of the date of this Agreement, Parent has fully paid (or caused to be paid) any and all commitment fees and other fees and amounts that are due and payable in connection with the Financing under the Commitment Letter prior to the date of this Agreement. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would reasonably constitute a breach or default on the part of Parent or, to the knowledge of Parent, any other party thereto under the Commitment Letter that could result in any portion of the Financing to be unavailable. As of the date of this Agreement, assuming the representations and warranties of the Company contained in this Agreement are true and correct in all material respects and the performance of all obligations and compliance with all covenants and agreements required by this Agreement to be performed or complied with at or prior to the Closing by the Company in all material respects, Parent has no reason to believe that any of the conditions to the Financing under the Commitment Letter will not be satisfied on the Closing Date or that the Financing will not be made available to Parent on the Closing Date. Assuming the Financing is funded in accordance with the Commitment Letter, Parent will have at Closing all funds necessary to consummate the Merger and the transactions contemplated thereby and pay the fees and expenses of Parent due on the Closing Date (including after giving effect to any original issue discount amounts and the exercise of any “flex” rights with respect thereto). Notwithstanding anything to the contrary contained herein, (i) in no event shall the receipt or availability of any funds or financing by Parent or any of its Affiliates be a condition to any of Parent or Merger Sub’s obligations hereunder and (ii) it is understood and agreed that a breach of the representations and warranties contained in this Section 4.12 shall not result in the failure of a condition precedent to the Company’s obligations under this Agreement if, notwithstanding such breach, Parent and Merger Sub are willing and able to consummate the transactions contemplated by this Agreement on the Closing Date in accordance with the terms hereof.

Section 4.13    Merger Sub. Parent is the sole stockholder of Merger Sub. Since its date of incorporation, Merger Sub has not carried on any business nor conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 4.14    State Takeover Statutes. Assuming the accuracy of the Company’s representations in Section 3.23, the Parent Board of Directors has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated hereby (including the Merger) all potentially applicable state anti-takeover statutes or regulations and any similar provisions in the Parent Articles or Parent By-laws.

Section 4.15    Ownership of Company Common Stock. As of and for the three years prior to the date of this Agreement, neither Parent nor any of its Subsidiaries beneficially owns or owned, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Company Common Stock. There are no voting trusts or other agreements or understanding to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

ARTICLE V.

COVENANTS AND AGREEMENTS

Section 5.1    Conduct of Business of the Company. During the period from the date of this Agreement through the Effective Time, except (i) as may be required by applicable Law, (ii) with the prior written consent of Parent, not to be unreasonably withheld, conditioned or delayed, (iii) as required by this Agreement or (iv) as set forth in Section 5.1 of the Company Disclosure Schedule, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course of business consistent with past practice in all material respects, and to use commercially reasonable efforts to (A) maintain and preserve intact its business organization, (B) keep available the services of key employees and (C) maintain satisfactory relationships with customers, suppliers and distributors. Without limiting the foregoing, during the period from the date hereof through the Effective Time, except (i) as may be required by applicable Law, (ii) with the prior written consent of Parent, not to be unreasonably withheld, conditioned or delayed, (iii) as required by this Agreement, or (iv) as set forth in Section 5.1 of the Company Disclosure Schedule, the Company shall not, and shall cause its Subsidiaries not to:

(a)    amend the Company Organizational Documents or the Company Subsidiary Organizational Documents, or otherwise take any action to exempt any person from any provision of the Company Organizational Documents or the Company Subsidiary Organizational Documents;

(b)    split, combine, subdivide, amend the terms of or reclassify any of its capital stock;

(c)    make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any wholly owned Subsidiaries of the Company to the Company or to any of their wholly owned Subsidiaries, respectively, (B) the acceptance of shares of Company Common Stock for withholding Taxes incurred in connection with the vesting or settlement of Company Stock Awards in accordance with past practice and the terms of the Company Stock Plans, and (C) payment of quarterly dividends with respect to the Company Common Stock in the ordinary course consistent with past practice (but subject to Section 5.19) (and corresponding dividend equivalents with respect to the Company Stock Awards, to the extent required by their terms to be paid), in a quarterly amount not to exceed the amount set forth on Section 5.1 of the Company Disclosure Schedule;

(d)    (A) issue, sell, grant or otherwise permit to become outstanding any additional shares of its capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of its capital stock, including any Company Stock Awards, except (1) pursuant to the exercise of any purchase rights under the ESPP in accordance with the terms of Section 2.3(e) or the settlement of Company RSU Awards in accordance with their terms, or (2) for the granting of purchase rights under the ESPP in accordance with its terms on the date of this Agreement and the terms of Section 2.3(e) or the issuance of Company Stock Awards permitted by Section 5.1(l) or (B) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock or other equity interests;

(e)    adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, other than transactions between the Company and any direct or indirect wholly owned Company Subsidiary or between direct or indirect wholly owned Company Subsidiaries;

(f)    (A) incur, assume, endorse, guarantee or otherwise become liable for or any Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for any Indebtedness for borrowed money among the Company and its wholly owned Subsidiaries or among wholly owned Subsidiaries of the Company and other than (1) borrowings in an aggregate amount not to exceed $75,000,000 incurred in the ordinary course of business pursuant to existing credit facilities, (2) Indebtedness to replace or refinance existing credit facilities or other existing Indebtedness, in each case at maturity and without increasing the principal amount thereunder (except to the extent such increase represents accrued interest and fees and expenses on the refinanced Indebtedness and customary underwriting, arrangement or similar fees and related expenses); provided that no such refinancing Indebtedness shall subject the Company or any Subsidiary of the Company to prepayment or other penalties (other than customary LIBOR breakage), and (3) purchase money financings and capital leases entered into in the ordinary course of business in an aggregate amount not to exceed $10,000,000 at any time outstanding; or (B) incur any Lien relating to Indebtedness on any of its material property or assets, except for Permitted Liens securing Indebtedness expressly permitted by the foregoing clauses (A)(2) (but only to the extent the Indebtedness being refinanced is so secured) and (A)(3) (provided that, in the case of Indebtedness expressly permitted by clause (A)(3) such Lien shall extend only to the property the purchase or lease of which is financed thereby);

(g)    make any loans or advances to any other person, except for (A) loans or advances for indemnification, attorneys’ fees, travel and other business expenses in the ordinary course of business consistent with past practice, (B) extended payment terms for customers in the ordinary course of business and (C) prepayment of Taxes for repatriated employees of the Company and its Subsidiaries;

(h)    (A) sell, transfer, mortgage, encumber or otherwise dispose of any of its Intellectual Property rights, material properties or assets to any person other than to the Company or a wholly owned Subsidiary of the Company, other than (1) sales of inventory or of obsolete equipment in the ordinary course of business or pursuant to written contracts or commitments existing as of the date of this Agreement and (2) licenses granted to customers or other third parties in the ordinary course of business consistent with past practice, or (B) cancel, release or assign any Indebtedness of any person owed to it or any claims held by it against any person other than the release of claims held by it in the ordinary course of business;

(i)    (A) acquire (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) any other person or business or any assets, deposits or properties of any other person, or (B) make any investment in any other person either by purchase of stock or securities, contributions to capital, or property transfers except in each case of the foregoing (A) or (B) for (1) acquisitions from wholly owned Company Subsidiaries, (2) investments in equity and debt instruments that constitute cash or cash equivalents consistent with the Company’s past cash management programs, (3) the purchase of equipment, supplies and inventory in the ordinary course of business, (4) inbound licenses of Intellectual Property in the ordinary course of business, and (5) acquisitions or investments that do not exceed $25,000,000 in the aggregate;

(j)    during fiscal year 2017, make any commitments with respect to capital expenditures in excess of an aggregate amount equal to $50,000,000 (regardless of when the amounts would be paid), or, during any quarter of fiscal year 2018, make any commitments with respect to capital expenditures in access of an aggregate amount equal to $12,500,000 (regardless of when the amounts would be paid);

(k)    (i) terminate (other than upon the expiration of its term), materially amend, or waive, release or assign any material right under, any Company Material Contract described in (A) Section 5.1(k)(i)(A) of the Disclosure Schedule or (B) in Section 3.19(a)(iii), Section 3.19(a)(iv), Section 3.19(a)(viii), or Section 3.19(x) or enter into any contract that would constitute a Company Material Contract under any such provision if it were in effect on the date of this Agreement or (ii) except in the ordinary course of business (A) terminate, materially amend, or waive, release or assign any material right under, any Company Material Contract (other than with respect to the Contracts identified in subsection (i)(A) and (B) of this sentence) or (B) enter into any Contract that would constitute a Company Material Contract (other than with respect to the Contracts indentified in subsection (i)(B) of this sentence) if it were in effect on the date of this Agreement;

(l)    except (i) as required by (a) applicable Law, (b) the terms of this Agreement or (c) the terms of any Company Benefit Plan (I) as in effect on the date of this Agreement or (II) as amended or entered into after the date of this Agreement in compliance with this Section 5.1(l), or (ii) with respect to Focal Adjustments and Permitted New Hires, and in all cases subject to the limitations set forth in Section 5.1(l) of the Company Disclosure Schedule: (A) establish, adopt, enter into, amend or terminate any Collective Bargaining Agreement or Company Benefit Plan or any plan that would be a Company Benefit Plan if in effect on the date of this Agreement; (B) increase the cash compensation (including cash-based severance, change-in-control and retention compensation) of any of the current or former directors, officers, employees or individual independent contractors of the Company or its Subsidiaries, except for salary increases in the ordinary course of business as part of Focal Adjustments that do not exceed 3% of global payroll in the aggregate each fiscal year; (C) pay or award, or commit to pay or award, any cash bonuses or cash incentive compensation; (D) accelerate any material rights or benefits under, or, other than in the ordinary course of business and consistent with past practice, make any material interpretations with respect to, any Company Benefit Plan; (E) establish or fund any rabbi trust or other funding arrangement in respect of any Company Benefit Plan; (F) grant or amend any Company Stock Awards or other equity-based awards; (G) hire or promote any person at the level of Director or above, except for Permitted New Hires; or (H) terminate (other than for cause) the employment or services of any employee at the level of Director or above;

(m)    implement or adopt any material change in its financial accounting principles, practices or methods, other than as may be required by changes in GAAP;

(n)    commence, settle or compromise any litigation, suit, action or proceeding, except for commencements, settlements or compromises that (A) involve solely monetary remedies with a value not in excess of $2,500,000, with respect to any individual litigation, suit, action or proceeding or $7,500,000 in the aggregate with both of such limits only applying to the amount of settlement that is in excess of insurance coverage maintained by the Company or any of its Subsidiaries and approved by the relevant insurer relating to the payment of such amounts; provided, that the Company shall notify Parent of commencements, settlements or compromises that involve solely monetary remedies with a value in excess of $2,500,000, (B) do not impose any material restriction on its business or the business of its Subsidiaries, and (C) do not relate to any litigation by the Company’s stockholders in connection with this Agreement or the Merger;

(o)    make, change or revoke any material Tax election, change or adopt any annual Tax accounting period or change any material method of Tax accounting, file any amended Tax Return if such amendment would or would reasonably be expected to result in a material Tax liability, enter into any closing agreement with any taxing authority if such agreement would or would reasonably be expected to result in a material Tax liability or have a material impact on Taxes, request any Tax ruling from any Governmental Entity, settle or compromise any material Tax liability or any audit, examination or other proceeding relating to a material amount of Taxes, or surrender any claim for a material refund of Taxes, or, except in the ordinary course of business agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes;

(p)    materially reduce the amount of insurance coverage or fail to renew any material existing insurance policies;

(q)    (i) amend any Company Permits in a manner that adversely impacts its ability to conduct its business in any material respect, or (ii) terminate or allow to lapse, any material Company Permits;

(r)    except in the ordinary course of business, cancel or permit to lapse any material Intellectual Property Registrations of the Company or agreements pursuant to which the Company licenses or obtains the right to use any material Intellectual Property, or disclose to any third party any material trade secret included in the Intellectual Property of the Company in a way that results in loss of trade secret protection;

(s)    except in the ordinary course of business, enter into any Contract under which the Company or any Subsidiary of the Company grants or agrees to grant any right, or agrees to pay any royalties or similar obligations, with respect to any material Intellectual Property (other than licenses granted to customers or other third parties in the ordinary course of business consistent with past practice); or

(t)    agree to take, or make any commitment to take, any of the foregoing actions that are prohibited pursuant to this Section 5.1.

Section 5.2    Conduct of Business of Parent. During the period from the date hereof through the Effective Time, except (i) as may be required by applicable Law, (ii) with the prior written consent of the Company, not to be unreasonably withheld, conditioned or delayed, (iii) as required by this Agreement, or (iv) as set forth in Section 5.2 of the Parent Disclosure Schedule, Parent shall not, and shall cause its Subsidiaries not to:

(a)    make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any of the wholly owned Subsidiaries of Parent to Parent or any of their wholly owned Subsidiaries, respectively, (B) the acceptance of shares of Parent Common Stock as payment for the exercise price of options to purchase Parent Common Stock granted pursuant to the Parent Stock Plans or for withholding Taxes incurred in connection with the exercise, vesting or settlement of Parent Stock Awards, as applicable, in accordance with past practice and the terms of the applicable award or (C) the declaration and payment of quarterly cash dividends on the Parent Common Stock in the ordinary course consistent with past practice, in a quarterly amount not to exceed the amount set forth on Section 5.2 of the Parent Disclosure Schedule;

(b)    split, combine, subdivide, amend the terms of or reclassify any of Parent’s capital stock;

(c)    adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, other than transactions between the Parent and any direct or indirect wholly owned Parent Subsidiary or between direct or indirect wholly owned Parent Subsidiaries;

(d)    (A) acquire (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) any other person or business or any material assets, deposits or properties of any other person, or (B) make any material investment in any other person either by purchase of stock or securities, contributions to capital, property transfers or purchase of property or assets of any person other than a wholly owned Subsidiary of Parent, except in each case of the foregoing (A) or (B) for acquisitions or investments that in each case would not reasonably be expected to (1) materially delay or impede the consummation of the Merger or (2) result in the failure of the conditions set forth in Section 6.1(c) or Section 6.1(d) to be satisfied prior to the Outside End Date;

(e)    amend the Parent Organizational Documents or the certificate of incorporation or bylaws or Merger Sub in any manner that would be adverse in any material respect to holders of Company Common Stock, or otherwise take any action to exempt any person from any provision of the Parent Organizational Documents;

(f)    convene any meeting of the holders of Parent Common Stock for the purpose of revoking or varying the authority of the directors of Parent to allot Parent Common Stock; or

(g)    agree to take, or make any commitment to take, any of the foregoing actions that are prohibited pursuant to this Section 5.2.

Section 5.3    Access.

(a)    For purposes of furthering the Merger but subject to the following sentence, the Company shall, and shall cause the Company Subsidiaries to, (x) afford Parent and its Representatives reasonable access during normal business hours, throughout the period prior to the Effective Time, to its and its Subsidiaries’ personnel, properties, Contracts, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and, during such period and (y) make available to Parent and its Representatives all other available information concerning its business, properties and personnel as Parent may reasonably request. Parent will use its reasonable best efforts to minimize any disruption to the businesses of the Company that may result from such requests for access, data and information. Each of the Company and Parent shall, and shall cause its respective Subsidiaries to, without limitation to the preceding obligations, make available to the other Party and its Representatives (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of U.S. federal securities laws (other than reports or documents that such disclosing Party is not permitted to disclose under applicable Law) and (ii) a copy of all substantive correspondence between the disclosing Party or any of its Subsidiaries and any party to a Contract with regard to any material action, consent, approval or waiver that is required to be taken or obtained with respect to such Contract in connection with the consummation of the Merger. The foregoing notwithstanding, neither the Company nor Parent shall be required to provide access to or make available to any person any document or information if doing so would, in the reasonable judgment of the Company or Parent, as applicable, after consultation with its respective outside counsel, (A) violate any Law, (B) result in a violation of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice, (C) jeopardize the attorney-client, attorney work product or other legal privilege of a Party or any of its Subsidiaries, or (D) result in the disclosure of any trade secrets of the Company or any third parties.

(b)     No investigation by the Company or Parent or their respective Representatives shall affect or be deemed to modify or waive the representations and warranties of the other Party set forth in this Agreement.

(c)     The Parties hereto hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the Merger shall be governed in accordance with the amended and restated confidentiality agreement, dated as of June 15, 2016, between the Company and Parent (the “Confidentiality Agreement”).

Section 5.4     No Solicitation by the Company.

(a)     Except as expressly permitted by this Section 5.4, the Company shall and shall cause each of its Subsidiaries and its and their respective officers, directors and employees, and shall use its reasonable best efforts to cause its other Representatives: (i) to immediately cease and cause to be terminated any solicitation, knowing encouragement, discussions or negotiations with any persons (other than Parent) that is ongoing with respect to a Company Takeover Proposal and (ii) not to, directly or indirectly, (A) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information in connection with or for the purpose of soliciting, initiating, encouraging or facilitating, a Company Takeover Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to this Section 5.4, and provided, that the Company and its Representatives may make inquiries of a person making an unsolicited Company Takeover Proposal (and its Representatives) to ascertain facts regarding such Company Takeover Proposal for the sole purpose of the Company Board of Directors informing itself about such Company Takeover Proposal and the person making it, but in each case limiting its communication exclusively to such referral and such ascertaining of facts), or (C) approve, adopt, recommend or enter into, or propose to approve, adopt, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Company Takeover Proposal. The Company shall not, and shall cause its affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, or fail to enforce, any standstill provision in any agreement to which the Company or any of its affiliates is a party; provided that, with respect to any person that did not submit an indication of interest or bid to acquire the Company during the period between March 1, 2016 and the date of this Agreement, if the Company Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Laws, the Company may waive any such standstill provision applicable to any such persons solely to the extent necessary to permit a third party to make a confidential Company Takeover Proposal to the Company Board of Directors.

(b)     The Company shall, and shall cause its Affiliates to, promptly request any person that has executed a confidentiality or non-disclosure agreement in connection with any actual or potential Company Takeover Proposal that remains in effect as of the date of this Agreement to return or destroy all confidential information in the possession of such person or its Representatives.

(c)     Anything to the contrary contained in Section 5.4(a) notwithstanding, if at any time after the date of this Agreement and prior to the time that the Company Stockholder Approval is obtained, the Company or any of its Representatives receives a bona fide unsolicited written Company Takeover Proposal from any person that did not result from a breach by the Company, its Subsidiaries or their respective Representatives of this Section 5.4 and if the Company Board of Directors determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that such Company Takeover Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal, then the Company and its Representatives may, (i) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the person who has made such Company Takeover Proposal and its Representatives; provided that the Company shall substantially concurrently with the delivery to such person provide or make available to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided or made available to such person or its Representatives unless such non-public information has been previously provided or made available to Parent and (ii) engage in or otherwise participate in discussions or negotiations with the person making such Company Takeover Proposal and its Representatives regarding such Company Takeover Proposal. The Company shall promptly (and in any event within forty-eight hours) notify Parent if the Company Board of Directors makes a determination that a Company Takeover Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal or if the Company furnishes non-public information and/or enters into discussions or negotiations as provided in this Section 5.4(c).

(d)     Without limiting the foregoing, the Company shall promptly (and in no event later than forty-eight hours after, to the knowledge of the Company or its financial advisor, its receipt) notify Parent in writing in the event that the Company or any of its Representatives receives a Company Takeover Proposal or a request for information relating to the Company or its Subsidiaries that is reasonably likely to lead to a Company Takeover Proposal, including the identity of the person making the Company Takeover Proposal and the material terms and conditions thereof (including an unredacted copy of such Company Takeover Proposal or, where such Company Takeover Proposal is not in writing, a description of the financial and other material terms thereof). The Company shall keep Parent reasonably informed, on a reasonably current basis, as to the status of (including any material developments related thereto) such Company Takeover Proposal, inquiry or request, shall promptly (and in any event within forty-eight hours) provide Parent with any draft agreements relating to such Company Takeover Proposal and shall promptly (and in any event within forty-eight hours) notify Parent of any material modifications to the financial or other material terms of any such Company Takeover Proposal, inquiry or request. The Company agrees that it and its Subsidiaries will not enter into any agreement with any person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 5.4.

(e)     Except as expressly permitted by this Section 5.4(e), the Company Board of Directors shall not (i) (A) fail to include the Company Recommendation in the Proxy Statement/Prospectus when disseminated to the Company’s stockholders, (B) change, qualify, withhold, withdraw or modify, or publicly propose or announce an intention to change, qualify, withhold, withdraw or modify, in either case, in a manner adverse to Parent, the Company Recommendation or (C) adopt, approve or recommend to stockholders of the Company, or publicly propose or announce its intention to adopt, approve or recommend to stockholders of the Company, a Company Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement, joint venture agreement or other agreement), commitment or agreement in principle with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.4(c)) (a “Company Acquisition Agreement”). Anything to the contrary set forth in this Agreement notwithstanding, prior to the time that the Company Stockholder Approval is obtained, but not after, the Company Board of Directors may, with respect to a bona fide, unsolicited Company Takeover Proposal that did not result from a breach by the Company, its Subsidiaries or its Representatives of this Section 5.4, make a Company Adverse Recommendation Change or cause the Company to terminate this Agreement in accordance with Section 7.1(g) (including paying the Company Termination Fee) in order to enter into a definitive agreement relating to such Company Superior Proposal if, and only if, prior to taking either such action the Company Board of Directors has determined in good faith after consultation with the Company’s independent financial advisor and outside legal counsel that such Company Takeover Proposal constitutes a Company Superior Proposal; provided, however, that, prior to making such Company Adverse Recommendation Change or terminating this Agreement in accordance with Section 7.1(g), (A) the Company has given Parent at least four Business Days’ prior written notice of its intention to take such action and has provided to Parent the identity of the person making such Company Takeover Proposal, a copy of any proposed Company Acquisition Agreements constituting such Company Takeover Proposal, and a copy of any financing commitments relating thereto (or, in each case, if not provided in writing to the Company, a written summary of the material terms thereof), (B) following the end of such notice period, the Company Board of Directors shall have considered in good faith any revisions to the terms of this Agreement proposed by Parent, and shall have determined, after consultation with the Company’s independent financial advisor and outside legal counsel, that the Company Superior Proposal would nevertheless continue to constitute a

Company Superior Proposal if the revisions proposed by Parent were to be accepted by the Company and given effect, and (C) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other change to the material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence (except that the four Business Day notice period referred to in clause (A) above of this proviso shall instead end at the later of (1) 11:59 p.m. (Eastern Time) on the second Business Day immediately following Parent’s receipt of such notice and (2) the end of the original notice period; during which time the Company shall be required to comply with the requirements of clauses (B) and (C) above of this proviso. The actions of the Company Board of Directors in making a determination that a Company Takeover Proposal constitutes a Company Superior Proposal and the Company’s authorizing and providing the notices to Parent required by this Section 5.4(e), if done in accordance with this Section 5.4(e), shall not in and of itself, constitute a Company Adverse Recommendation Change, a violation of this Section 5.4 or a termination of this Agreement. Anything to the contrary contained herein notwithstanding, neither the Company nor any of its Subsidiaries shall enter into any Company Acquisition Agreement unless this Agreement has been terminated in accordance with its terms.

(f)     Anything in this Agreement to the contrary notwithstanding, other than in connection with a Company Takeover Proposal, the Company may, at any time prior to, but not after, the date the Company Shareholder Approval has been obtained, make a Company Adverse Recommendation Change in response to a Company Intervening Event if the Company has complied with its obligations under this Section 5.4 and prior to taking such action, the Company Board of Directors has determined in good faith, after consultation with the Company’s independent financial advisor and outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the members of the Company Board of Directors under applicable Law; provided, however, that prior to making such Company Adverse Recommendation Change, (i) the Company has given Parent at least four Business Days’ prior written notice of its intention to take such action, and specifying the reasons therefor, including specifying in reasonable detail the applicable Company Intervening Event and (ii) following the end of such notice period, the Company Board of Directors shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with the Company’s independent financial advisor and outside legal counsel, that the failure to make such Company Adverse Recommendation Change would be inconsistent with the fiduciary duties of the members of the Company Board of Directors under applicable Law; provided, that the actions of the Company Board of Directors in making such determination and the Company’s authorizing and providing of such notice pursuant to this Section 5.4(f) shall not, if done in accordance with Section 5.4(f), in and of itself, constitute a Company Adverse Recommendation Change, a violation of this Section 5.4 or a termination of this Agreement.

(g)     Nothing contained in this Agreement shall prohibit the Company or the Company Board of Directors from (i) taking and disclosing to the stockholders of the Company (i) a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or making any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder or (ii) directing any person (or the representative of that person) that makes a Company Takeover Proposal to the provisions of this Section 5.4; provided that in the case of either clause (i) or (ii) no such action, position or disclosure that would amount to a Company Adverse Recommendation Change shall be permitted, made or taken other than in compliance with Section 5.4(e).

(h)     Any violation of the restrictions contained in this Section 5.4 by any of the Company’s Representatives shall be deemed to be a breach of this Section 5.4 by the Company.

Section 5.5     Employee Matters.

(a)     During the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, Parent shall provide, or shall cause the Surviving Corporation to provide, to each employee of the Company or its Subsidiaries who continues to be employed by Parent or the Surviving Corporation or any of their respective Subsidiaries following the Effective Time (collectively, the “Company Employees”) for so long as such Company Employee remains employed by Parent or the Surviving Corporation during such period, (i) a base salary or base wage rate no less than that provided to such Company Employee immediately prior to the Effective Time, (ii) a Target Cash Bonus Opportunity, with the actual amount of any Performance Bonus paid to such Company Employee to be determined by the business unit leader for the legacy Company business, subject to the review and approval (not to be unreasonably withheld) by the Parent Chief Executive Officer, Chief Financial Officer and Chief Human Resources Officer, or, if applicable, Target Commission Opportunity, (iii) a Target Equity Incentive Opportunity, (iv) continued eligibility (to the extent that such Company Employee was eligible immediately prior to the Effective Time) for the Company’s sabbatical program on the terms set forth on Section 5.5(a)-2 of the Company Disclosure Schedule, and (v) aggregate employee benefits (excluding benefits provided for in Section 5.5(a)(i)-(iv)) that are substantially comparable in the aggregate to those provided to such Company Employee immediately prior the Effective Time; provided that, notwithstanding the foregoing, (x) the Company Employees will be eligible to participate in the severance plan maintained by Parent with the material terms set forth on Section 5.5(a)-1 of the Company Disclosure Schedule (the “Parent Severance Plan”) and (y) Parent may cause the Company Employees to commence participation in Parent’s 401(k) plan and/or Parent’s plans providing for medical, dental and vision insurance benefits, on terms that are the same as those provided to similarly situated employees of Parent and its Subsidiaries, prior to the first anniversary of the Effective Time. In addition, without limiting the foregoing, from and after the Effective Time, Parent shall honor, fulfill and assume all the obligations under the Company Benefit Plans set forth on Section 5.5(a)-2 of the Company Disclosure Schedule, in accordance with their terms on the date hereof.

(b)     Following the Closing Date, Parent shall, or shall cause the Surviving Corporation to, cause any employee benefit plans sponsored or maintained by Parent or the Surviving Corporation or their Subsidiaries in which the Company Employees are eligible to participate following the Closing Date (collectively, the “Post-Closing Plans”) to recognize the service of each Company Employee with the Company and its Affiliates prior to the Closing Date for purposes of eligibility, vesting and benefit accrual under such Post-Closing Plans (including, but not limited to, the Parent Severance Plan), in each case, to the same extent such service was recognized immediately prior to the Effective Time under a comparable Company Benefit Plan in which such Company Employee was eligible to participate immediately prior to the Effective Time; provided that such recognition of service shall not (i) apply for purposes of any defined benefit retirement plan or plan that provides retiree welfare benefits, (ii) operate to duplicate any benefits of a Company Employee with respect to the same period of service, or (iii) apply for purposes of any plan, program or arrangement (x) under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (y) that is grandfathered or frozen, either with respect to level of benefits or participation. With respect to any Post-Closing Plan that provides medical, dental or vision insurance benefits, for the plan year in which such Company Employee is first eligible to participate, Parent shall (A) cause any preexisting condition limitations or eligibility waiting periods under such plan to be waived with respect to such Company Employee to the extent such limitation would have been waived or satisfied under the Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time, and (B) credit each Company Employee for an amount equal to any medical, dental or vision expenses incurred by such Company Employee in the plan year in which such Covered Employee is first eligible to participate in such Post-Closing Plan, for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Post-Closing Plan to the extent such expenses would have been credited under the Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time. Such credited expenses shall also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.

(c)     If requested by Parent in writing delivered to the Company not less than ten Business Days before the anticipated Effective Time, the Company Board of Directors (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary to terminate the Company’s 401(k) plans (collectively, the “Company 401(k) Plan”), effective as of the day prior to the Effective Time. Following the Effective Time and as soon as practicable following receipt of a favorable determination letter from the IRS on the termination of the Company 401(k) Plan, the assets thereof shall be distributed to the participants, and Parent shall, to the extent permitted by Parent’s applicable 401(k) plan (the “Parent 401(k) Plan”), permit the Company Employees who are then actively employed to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, inclusive of loans to participants), in the form of cash (or in the case of loans, notes), in an amount equal to the full account balance distributed to such Company Employee from the Company 401(k) Plan to the Parent 401(k) Plan.

(d)     Nothing in this Agreement shall confer upon any Company Employee or other service provider any right to continue in the employ or service of Parent, the Surviving Corporation or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any of their Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee at any time for any reason whatsoever, with or without cause. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, the Surviving Corporation, the Company or any of their Subsidiaries or Affiliates; or (ii) alter or limit the ability of Parent, the Surviving Corporation, the Company or any of their Subsidiaries or Affiliates to amend, modify or terminate any Company Benefit Plan or any other compensation or benefit or employment plan, program, agreement or arrangement after the Closing Date. Without limiting the generality of Section 8.13 and any provision in this Agreement to the contrary notwithstanding, nothing in this Section 5.5(d) shall create any third party beneficiary rights in any person other than the parties hereto, including any Company Employee or current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

(e)     Within five Business Days prior to the anticipated Effective Time, the Company shall provide Parent with a correct and complete list of all Company Stock Awards outstanding as of the applicable date of delivery, specifying, on a holder-by-holder basis, (i) the name or identification number of each holder, (ii) the number of shares subject to each such Company Stock Award, (iii) the grant date of each such Company Stock Award, (iv) the vesting schedule of each such Company Stock Award (including, if applicable, any vesting as a result of the occurrence of the Closing, either alone or in combination with another event), and (v) the Company Stock Plan pursuant to which the Company Stock Award was granted.

Section 5.6     Regulatory Approvals; Efforts.

(a)     Prior to the Closing, Parent, Merger Sub and the Company shall use their respective reasonable best efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, all reasonable things necessary, proper or advisable under any applicable Laws to consummate and make effective the Merger, including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger, (ii) the satisfaction of the conditions to consummating the Merger, (iii) taking all reasonable actions necessary to obtain (and cooperating with each other in obtaining) any consent, authorization, Order, waiting period expiration or approval of, or any exemption by, any third party, including any Governmental Entity (which actions shall include furnishing all information and documentary material required under the HSR Act and those jurisdictions set forth on Schedule 5.6(a) required to be obtained or made by Parent, Merger Sub, the Company or any of their respective Subsidiaries in connection with the Merger or the taking of any action contemplated by this Agreement, and (iv) the execution and delivery of any reasonable additional instruments necessary to consummate Merger and to fully carry out the purposes of this Agreement. Additionally, each of Parent, Merger Sub and the Company shall use reasonable best efforts to not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any such Governmental Entity necessary to be obtained prior to the Closing.

(b)     Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Merger and work cooperatively in connection with obtaining all required consents, authorizations, Orders, waiting period expirations or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 5.6. In that regard, prior to the Closing, each Party shall promptly consult with the other Parties to this Agreement with respect to and provide any necessary information and assistance as the other Parties may reasonably request with respect to (and, in the case of correspondence, provide the other Parties (or their counsel) copies of) all notices, submissions, or filings made by such Party with any Governmental Entity or any other information supplied by such Party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Merger. Each Party to this Agreement shall (A) promptly inform the other Parties to this Agreement, and if in writing, furnish the other Parties with copies of (or, in the case of oral communications, advise the other Parties orally of) any communication from or to any Governmental Entity regarding the Merger, (B) permit the other Parties to review and discuss in advance, and consider in good faith the views of the other Parties in connection with, any proposed communication with any such Governmental Entity, and (C) to the extent permitted by any applicable Governmental Entity, give the other Party a reasonable opportunity to attend and participate in any in-person meetings with such Governmental Entity regarding the Merger. The foregoing notwithstanding, the Parties agree that it is Parent’s primary right to devise and implement the strategy for all filings, notifications, submissions and communications in connection with any filing, notice, petition, statement, registration, submission of information, application or similar filing subject to this Section 5.6 after consulting with, and taking into account in good faith any comments of, the Company or its Representatives relating to such strategy. If any Party to this Agreement or any Representative of such Parties receives a request for additional information or documentary material from any Governmental Entity with respect to the Merger, then such Party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other Parties to this Agreement in good faith, an appropriate response in substantial compliance with such request. Each Party shall furnish the other Parties with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity with respect to this Agreement and the Merger, and furnish the other Parties with such necessary information and reasonable assistance as the other Parties may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity; provided, however, that Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.6 as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. Anything to the contrary contained in this Section 5.6 notwithstanding, materials provided pursuant to this Section 5.6 may be redacted (i) to remove references concerning the valuation of Parent, the Company and the Merger and other confidential information, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable privilege concerns.

(c)     The Company and Parent shall use reasonable best efforts to file, as promptly as practicable, but in any event no later than 15 Business Days after the date of this Agreement, all notifications required under the HSR Act. In the event that the Parties receive a request for information or documentary material pursuant to the HSR Act (a “Second Request”), the Parties will use their respective reasonable best efforts to respond to such Second Request as promptly as practicable, and counsel for both Parties will closely cooperate during the entirety of any such Second Request review process. The Parties agree to use reasonable best efforts to supply as promptly as practicable and advisable any additional information and documentary material that may be required under any other Antitrust Law and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under any other Antitrust Law prior to the Outside End Date.

(d)     In the event that any litigation, claim, suit, action or proceeding is commenced challenging the Merger or the other transactions contemplated by this Agreement as violative of any Antitrust Law, each of the Company, Parent and Merger Sub shall cooperate with each other and use its respective reasonable best efforts to contest and resist any such litigation, claim, suit, action or proceeding and to have vacated, lifted, reversed or overturned any Order resulting therefrom, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or the other transactions contemplated by this Agreement.

(e)     Anything to the contrary set forth in this Agreement notwithstanding, Parent and Merger Sub agree to take any and all steps necessary to ensure the absence at the Outside End Date of any (x) requirement for any non-action, consent or approval of any state attorney general or other Governmental Entity, (y) Order in any suit or proceeding and (z) other matter relating to any Antitrust Law which would preclude consummation of the Merger by the Outside End Date, so as to enable the Parties to complete the Merger as promptly as practicable, including committing to or taking by consent decree, hold separate order, or otherwise, the sale, divestiture, license, holding separate, or other disposition of or restriction on any assets, licenses, product lines, operations or businesses of Parent, the Company or any of their respective Subsidiaries, or accepting any operational restrictions or otherwise taking or committing to take actions that would, after the Effective Time, limit Parent’s or any of its Affiliates’ freedom of action with respect to any of the assets, licenses, product lines, operations or businesses of any of Parent, the Company or any of their respective Subsidiaries; provided, that, anything to the contrary set forth in this Agreement notwithstanding, Parent shall not be required to (i) sell, divest, exclusively license, hold separate, or otherwise dispose of, or (ii) grant any non-exclusive license, accept any operational restrictions or take or commit to take any actions which restrictions or actions would limit Parent’s or any of its Affiliates’ freedom of action with respect to, assets, licenses, product lines, operations or businesses of Parent, the Company or any of their respective Subsidiaries that individually or in the aggregate, generated total collective revenues in excess of $125 million in Parent’s or the Company’s fiscal year 2016, as applicable (the “Revenue Cap”), except that, in the case of clause (ii), the revenues of the asset, license, product line, operation or business impacted by such non-exclusive license, operational restriction or action, respectively, shall be considered in determining whether the Revenue Cap has been achieved only if: (A) such restrictions or actions would limit Parent’s or its Affiliate’s freedom of action after the Effective Time with respect to such impacted asset, product line, operation or business, respectively, of Parent, the Company or any of their respective Subsidiaries in a respect that is material to such impacted asset, product line, operation or business, respectively, of Parent, the Company or any of their respective Subsidiaries (it being understood that an obligation to continue selling or supporting a product in any jurisdiction shall not, in and of itself, be construed to be a material limitation, or (B) in the case of a non-exclusive license, the adverse effect of such non-exclusive license is non-de minimis with respect to the impacted asset, license, product line, operation or business, respectively of Parent, the Company or any of their respective Subsidiaries. Anything to the contrary set forth in this Agreement notwithstanding, Parent shall not be required to agree to or accept any obligation to permit any third party to invest (whether directly or indirectly, including via joint venture or similar arrangement) in Parent, the Company or any of their respective Subsidiaries or Affiliates.

Section 5.7     Preparation of the Form S-4 and the Proxy Statement/ Prospectus; Company Stockholders Meeting.

(a)     As promptly as reasonably practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC the Proxy Statement/Prospectus in preliminary form, and (ii) Parent shall prepare and cause to be filed with the SEC, the Form S-4 with respect to the shares of Parent Common Stock issuable in the Merger, which will include the Proxy Statement/Prospectus with respect to the Company Stockholder Meeting. Each of the Company and Parent shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act or Securities Act, and (C) keep the Form S-4 effective for so long as necessary to complete the Merger. Each of the Company and Parent shall furnish all information concerning itself, its Affiliates and the holders of its shares to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement/Prospectus. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement/Prospectus, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Proxy Statement/Prospectus or the Form S-4 received from the SEC and advise the other party on any oral comments with respect to the Proxy Statement/Prospectus or the Form S-4 received from the SEC. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement/Prospectus, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC with respect to the Form S-4. The foregoing notwithstanding, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response in advance (including the proposed final version of such document or response), except to the extent such disclosures relate to a Company Takeover Proposal. Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the shares of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such actions.

(b)     If, at any time prior to the receipt of the Company Stockholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement/Prospectus or the Form S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company. Nothing in this Section 5.7(b) shall limit the obligations of any Party under Section 5.7(a). For purposes of this Section 5.7, any information concerning or related to the Company, its Affiliates or the Company Stockholder Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent or its Affiliates will be deemed to have been provided by Parent.

(c)     The Company shall take, in accordance with applicable Law and the Company Organizational Documents, all action necessary to mail the Proxy Statement/Prospectus to the Company’s stockholders as promptly as reasonably practicable after the Form S-4 is declared effective by the SEC and to convene a meeting of the Company’s stockholders to consider the proposal to adopt this Agreement (the “Company Stockholder Meeting”) as promptly as reasonably practicable after the date of mailing of the Proxy Statement/Prospectus (including setting an appropriate record date for the Company Stockholder Meeting). The Company shall, through the Company Board of Directors, make the Company Recommendation, include such Company Recommendation in the Proxy Statement/Prospectus and solicit and use its reasonable best efforts to obtain the Company Stockholder Approval, except, in each case, during such time as a valid Company Adverse Recommendation Change is in effect, and shall not submit any other proposal (other than, if the Company Stockholder Meeting is also the Company’s annual stockholder meeting, proposals customarily brought in connection with the Company’s annual stockholder meeting) to such holders in connection with the Company Stockholder Meeting without the prior written consent of Parent. The foregoing provisions of this Section 5.7(c) notwithstanding, the Company shall have the right, without the prior consent of Parent, to make one or more successive postponements or adjournments of the Company Stockholder Meeting (A) to ensure that any supplement or amendment to the Proxy Statement/Prospectus required under applicable Law is timely provided to the stockholders of the Company within a reasonable amount of time, in the good faith judgment of the Company Board of Directors (after consultation with its outside counsel), in advance of the Company Stockholder Meeting, (B) if required by applicable Law or a request from the SEC or its staff or (C) if, on a date for which the Company Stockholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present; provided that (1) the duration of any such adjournment or postponement shall be limited to the minimum duration reasonably necessary to remedy the circumstances giving rise to such adjournment or postponement: (2) no single such adjournment or postponement shall be for more than five Business Days except as may be required by federal securities Laws; and (3) in the case of clause (C), the Company Stockholder Meeting shall not be postponed to later than the date that is 20 Business Days after the date for which the Company

Stockholder Meeting was originally scheduled without the prior written consent of Parent. All other postponements or adjournments shall require the prior written consent of Parent. Nothing contained in this Agreement, including, for the avoidance of doubt, a Company Adverse Recommendation Change, shall be deemed to relieve the Company of its obligations to submit this Agreement to its stockholders for a vote on the approval and adoption thereof.

Section 5.8     Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (b) if any such Law may become, or may purport to be, applicable to the Merger or any of the other transactions contemplated by this Agreement, to grant such approvals and take such actions as are reasonably necessary so that the Merger and the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise eliminate or minimize the effects of such Law on the transactions contemplated by this Agreement.

Section 5.9     Public Announcements. The Parties shall consult with one another prior to issuing, and provide each other with the opportunity to review and comment upon, any public announcement, statement or other disclosure with respect to this Agreement or the Merger and shall not issue any such public announcement or statement prior to such consultation, except as may be required by Law or by the rules and regulations of the Nasdaq (in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such public announcement or statement in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto); provided that, (i) each of the Company and Parent may make press releases or public announcements concerning this Agreement or the Merger that consist solely of information previously disclosed in previous press releases or announcements made by Parent and/or the Company in compliance with this Section 5.9 and (ii) each of the Company and Parent may make any public statements in response to questions by the press, analysts, investors or analysts or those participating in investor calls or industry conferences, so long as such statements consist solely of information previously disclosed in previous press releases, public disclosures or public statements made by Parent and/or the Company in compliance with this Section 5.9. The Company shall not be required to provide any review or comment to Parent regarding any statement, release or disclosure in response to or in connection with the receipt and existence of a Company Takeover Proposal, its consideration of making or its making of a Company Adverse Recommendation Change or any matters related thereto, and following any public statement, release or disclosure by the Company in respect of any of the foregoing matters, Parent shall not be required to provide any review or comment to the Company regarding any statement, release or disclosure made by Parent with respect to such matters. The Company and Parent agree to issue the previously agreed upon form of joint press release announcing the execution and delivery of this Agreement promptly following the execution of this Agreement.

Section 5.10    Indemnification and Insurance.

(a)        All rights to indemnification and exculpation from Liabilities for acts or omissions occurring at or prior to the Effective Time and related advancement of expenses now existing in favor of any present and former director, officer and employee of the Company or any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of the Company or any of its Subsidiaries (in each case, when acting in such capacity) (collectively, together with their respective heirs, executors and administrators, the “Company Indemnified Parties”) as provided in the Company Organizational Documents (or Company Subsidiary Organizational Documents) or any indemnification agreements in existence as of the date hereof, shall survive the Merger and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of such Company Indemnified Parties. The foregoing notwithstanding, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Company Indemnified Party with respect to matters subject to indemnification hereunder on or prior to the sixth anniversary of the Effective Time, the rights to indemnification and exculpation from Liabilities and advancement of expenses referenced in the preceding sentence shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(b)        From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, indemnify and hold harmless each Company Indemnified Party against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or Liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of the fact that such person is or was a director or officer of the Company or any of its Subsidiaries or other fiduciary in any entity, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of the Company and pertaining to matters existing or occurring or actions or omissions taken prior to or at the Effective Time, including with respect to this Agreement and the Merger, to the fullest extent permitted by applicable Law, and the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, also advance expenses to the Company Indemnified Parties as incurred to the fullest extent permitted by applicable Law; provided that the Company Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final and nonappealable judicial determination that such Company Indemnified Party is not entitled to indemnification under this Section 5.10 or otherwise.

(c)        For a period of six years after the Effective Time, the Surviving Corporation shall and Parent shall cause the Surviving Corporation to maintain in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims arising from facts or events, or actions or omissions, which occurred or are alleged to have occurred at or before the

Effective Time; provided, however, that the Surviving Corporation shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of the annual premiums paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Parent or the Company may obtain at or prior to the Effective Time a six-year prepaid “tail” policy providing equivalent coverage to that described in the preceding sentence; provided that if the total cost for such prepaid “tail” policy exceeds the Premium Cap, then the Surviving Corporation may obtain a prepaid “tail” policy with the maximum coverage available for a total cost of the Premium Cap. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d)        In the event that Parent or the Surviving Corporation (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.10.

(e)        The rights of each Company Indemnified Party pursuant to this Section 5.10 shall be in addition to, and not in limitation of, any other rights such Company Indemnified Party may have under the Company Organizational Documents (or Company Subsidiary Organizational Documents) or under applicable Law. The provisions of this Section 5.10 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives. In the event of any breach by the Surviving Corporation or Parent of this Section 5.10, Parent or the Surviving Corporation shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by the Company Indemnified Parties in enforcing the indemnity and other obligations provided in this Section 5.10 as such fees are incurred upon the written request of such Company Indemnified Party.

Section 5.11    Control of Operations. Without in any way limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.12    Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of shares of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 5.13    Financing and Financing Cooperation.

(a)        Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to obtain the Financing on or prior to the Closing Date in an amount sufficient to pay the aggregate Cash Consideration payable in the Merger and all fees and expenses of Parent due on the Closing Date, including using reasonable best efforts to (i) maintain in effect the Commitment Letter in accordance with its terms (provided that the Commitment Letter may be amended, supplemented, modified and replaced as set forth below and the commitment amounts may be reduced as set forth below), (ii) comply with its obligations under the Commitment Letter, (iii) satisfy on a timely basis all conditions applicable to Parent to the funding of the Financing set forth in the Commitment Letter and within Parent’s control, (iv) negotiate and enter into definitive agreements with respect thereto no later than the Closing Date on the terms and conditions contemplated by the Commitment Letter (including, if necessary, any “flex” provisions) and (v) draw up to the full amount of the Financing and cause the Financing Sources party thereto to fund the Financing in accordance with its terms on the Closing Date in the event that the conditions set forth in Section 6.1 and Section 6.2 and the conditions precedent to the Financing have been satisfied or, upon funding would be satisfied, in each case to the extent the Financing is needed to consummate the Merger.

(b)        Parent shall not, and shall not permit Merger Sub to, agree to or permit any amendment, replacement or other modification of, or waive any of its rights or remedies under, the Commitment Letter or any definitive agreements with respect thereto without the Company’s prior written consent; provided that Parent or Merger Sub may, without the Company’s prior written consent (x) enter into any amendment, replacement or other modification to or waiver of any provision of the Commitment Letter or any definitive agreement with respect thereto that (i) would not reasonably be expected to prevent, materially delay or materially impede the consummation of the Merger or make the timely funding of the Financing or the satisfaction of the conditions to obtaining the Financing materially less likely to occur, (ii) does not reduce the commitment amount of the Financing unless the aggregate amount of the Financing following such reduction, together with other financial resources available to Parent (including any amounts funded into an escrow account with release provisions no less favorable in any material respect to Parent than the conditions precedent set forth in the Commitment Letter), is sufficient to consummate the Merger or (iii) does not materially and adversely affect the ability of Parent or its Subsidiaries to enforce their rights against the other parties to the Commitment Letter or any definitive agreement with respect thereto; and (y) amend, replace or otherwise modify the Commitment Letter or any definitive agreement with respect thereto to add lenders, lead arrangers, book runners, syndication agents or similar entities who had not executed the Commitment Letter as of the date of this Agreement or to reassign titles to such parties who had executed the Commitment Letter as of the date of this Agreement. Parent shall furnish the Company with any such amendments, modifications or waivers to the Commitment Letter or definitive agreement with respect thereto (which may be redacted as provided in Section 4.12). Upon any such amendment, replacement or modification, the term “Commitment Letter” shall mean the Commitment Letter as so amended, replaced or modified.

(c)        If funds in the amounts set forth in the Commitment Letter or any definitive agreements with respect thereto, as applicable, or any portion thereof, becomes unavailable, Parent shall, and shall cause its Subsidiaries to, as promptly as practicable following the occurrence of such event, use its or their reasonable best efforts to obtain substitute financing sufficient, together with other financial resources available to Parent, to consummate the Merger (any such financing, a “Substitute Financing”). In the event any Substitute Financing is obtained, references in this Agreement to the Financing shall also be deemed to refer to such Substitute Financing, and references in this Agreement to the Commitment Letter and the definitive financing agreements with respect thereto shall also be deemed to refer to the Substitute Financing and the definitive financing agreements with respect thereto, and all obligations of Parent pursuant to this Section 5.13 shall be applicable thereto as to the same extent as Parent’s obligations with respect to the Financing.

(d)        Parent shall have the right to reduce the commitments under the Commitment Letter (i) by the amount of the proceeds of consummated offerings or other incurrences of debt after the date of this Agreement; provided that (A) such debt does not mature prior to the Closing Date and (B) to the extent such debt has a scheduled special or mandatory redemption right, such right is not exercisable prior to the earliest of the consummation of the Merger on the Closing Date, the termination of this Agreement or the End Date and (ii) in accordance with the mandatory prepayment and commitment reduction provisions set forth in the Commitment Letter; provided that any substitute commitments that result in any such mandatory prepayment and commitment reduction are on terms that (A) would not reasonably be expected to prevent, materially delay or materially impede the consummation of the Merger or make the timely funding of the Financing or the satisfaction of the conditions to obtaining the Financing materially less likely to occur, and (B) do not materially and adversely affect the ability of Parent to enforce its rights against the other parties to the Commitment Letter with respect to any remaining commitments. The representations, warranties, covenants and other restrictions of Parent and Merger Sub contained in this Agreement with respect to the Financing and the Commitment Letter apply equally to such substitute commitments.

(e)        Parent shall give the Company prompt notice of any breach of any part of the Commitment Letter or any definitive agreement with respect thereto of which Parent or Merger Sub becomes aware or any termination thereof that is reasonably likely to prevent, materially delay or materially impede the consummation of the Merger or make the timely funding of the Financing or the satisfaction of the conditions to obtaining the Financing materially less likely to occur. Upon the reasonable request of the Company, Parent shall provide the Company information in reasonable detail about the status of its efforts to arrange the Financing.

(f)        The Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts to provide (and to use their reasonable best efforts to cause its and their respective Representative to provide) such cooperation that is necessary, customary or advisable and reasonably requested by Parent to assist Parent in arranging, obtaining and syndicating the Financing, including without limitation (i) making senior management and advisors of the Company and its Subsidiaries available to participate at reasonable times and in a reasonable number of meetings, presentations, road shows and due diligence sessions that are requested a reasonable period of time in advance with proposed lenders, underwriters, initial purchasers or placement agents, and in sessions with rating agencies, (ii) reasonably assisting Parent and the Financing Sources in their preparation of materials for presentations, confidential information memoranda, offering memoranda, prospectuses and similar documents customary or required in connection with the Financing by reviewing and commenting on such materials, (iii) as promptly as practicable on an ongoing basis, furnishing Parent and its Financing Sources with (I)(A) audited consolidated balance sheets and related audited consolidated statements of income, stockholders’ equity and cash flows of the Company for each of the three most recently ended fiscal years of the Company that have ended at least 60 days prior to the Effective Time and (B) unaudited consolidated balance sheets and related unaudited consolidated statements of income and cash flows of the Company for each subsequent interim quarterly period of the Company that has ended at least 40 days prior to the Effective Time (and comparable periods for the prior fiscal year), in the case of each of clauses (I)(A) and (I)(B), prepared in accordance with GAAP and meeting the requirements of Regulation S-X under the Exchange Act as would be applicable to an Annual Report on Form 10-K or a Quarterly Report on Form 10-Q, as applicable; and (C) all other financial statements, financial data, audit reports and other information (including such information as is necessary to prepare pro forma financial statements of Parent of the nature required in connection with the Financing) regarding the Company and the Company Subsidiaries of the type required by Regulation S-X and Regulation S-K under the Securities Act for a registered public offering of debt or equity securities of Parent or as otherwise necessary to permit the Company’s independent accountants to issue “comfort letters” to Parent’s Financing Sources (which such accountants have confirmed they are prepared to issue), including as to customary negative assurances and change period in order to consummate any debt or equity capital markets transaction comprising a part of the Financing, and (II) such other financial and other information relating to the Company and the Company Subsidiaries customary for the completion of the Financing, (iv) using commercially reasonable efforts to cause the Company’s independent accountants to provide reasonable assistance to Parent in connection with the Financing consistent with their customary practice (including to consent to the use of their audit reports on the consolidated financial statements of the Company in any materials relating to the Financing or in connection with any filings made with the SEC or pursuant to the Securities Act or the Exchange Act, and to provide any “comfort letters” necessary and reasonably requested by Parent in connection with any debt or equity capital markets transaction comprising a part of the Financing, in each case, on customary terms and consistent with their customary practice), (v) if requested in writing by a Financing Source at least nine Business Days prior to the Closing Date, furnish to such Financing Source all information regarding the Company and the Company Subsidiaries that is required in connection with the Financing by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act, at least four Business Days prior to the Closing Date, (vi) providing customary authorization letters authorizing the distribution of information to prospective lenders and containing a customary representation to the Financing Sources for the Financing that such information does not contain a material misstatement or omission and containing a representation to the Financing Sources that the public side versions of such documents, if any, do not include material non-public information about the Company and its Subsidiaries or its or their securities, and (vii) no later than three Business Days prior to the Closing Date, if requested by Parent, delivering to Parent customary payoff letters and related documentation with respect to any Indebtedness of the Company or any Company Subsidiary, to be executed no later than the Closing Date by the applicable obligees (or administrative agent or other representative thereof) with respect to such Indebtedness.

(g)        The provisions of Section 5.13(f) or any other provision of this Agreement to the contrary notwithstanding, nothing in the foregoing Section 5.13(f) will require the Company, its Subsidiaries or any of their respective Representatives to (i) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent, (ii) take any action or provide any assistance that would unreasonably interfere with the conduct of the business of the Company and its Subsidiaries, (iii) take any action or provide any information that will conflict with or violate its organizational documents or any applicable Laws or would result in a violation or breach of, or default under, any material Contract to which the Company or any of its Subsidiaries is a party or otherwise bound, or would result in the waiver of any legal privilege, (iv) give indemnities that are effective prior to the Effective Time for which it is not simultaneously indemnified by Parent, (v) pass resolutions or consents to approve or authorize the execution of the Financing or any definitive agreements with respect thereto prior to the Effective Time, or (vi) deliver any certificate or opinion (other than delivery of customary authorization letters and representations letters in connection with the Financing) or take any other action pursuant to this Section 5.13 or any other provision of this Agreement that would reasonably be expected to result in personal liability to a director, officer or other personnel. In addition, no action, liability or obligation of the Company, any of the Company Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument (other than customary authorization and representation letters) relating to the Financing will be required to be effective until the Effective Time, and neither the Company nor any of its Subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument (other than customary authorization and representation letters) (including being an issuer or other obligor with respect to the Financing) that is not contingent on the occurrence of the Effective Time.

(h)        Notwithstanding anything herein or in the Confidentiality Agreement to the contrary, all non-public or other confidential information provided by the Company or any of its Representatives to Parent pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent and its Representatives will be permitted to disclose such information to any Financing Sources or prospective Financing Sources that are or may become parties to the Financing (and, in each case, to their respective counsel and auditors), and any Financing Sources or prospective Financing Sources will be permitted to disclose such information, in each case subject to customary confidentiality undertakings entered into with any Financing Sources or prospective Financing Sources in connection with the Financing.

(i)        Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable costs and expenses (including reasonable attorneys’ fees, but excluding the costs of the Company’s preparation of its annual and quarterly financial statements) incurred by the Company or any of the Company Subsidiaries or their respective Representatives in connection with the Financing, including the cooperation of the Company and its Subsidiaries and Representatives contemplated by Section 5.13(f). Parent indemnifies and holds harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Financing, any information used in connection therewith or any assistance or activities in connection therewith, except with respect to (i) any information provided in writing by the Company or any of its Subsidiaries for use in connection with the Financing or (ii) any fraud or intentional misrepresentation or willful misconduct by any such persons. The provisions of this Section 5.13(i) survive the termination of this Agreement.

(j)        Parent and Merger Sub expressly acknowledge and agree that, notwithstanding anything in this Agreement to the contrary, their obligations hereunder, including their obligation to consummate the Closing, are not subject to, or conditioned on, receipt of the Financing or any Substitute Financing.

Section 5.14    Transaction Litigation. The Company shall give Parent the opportunity to participate in the Company’s defense or settlement of any stockholder litigation against the Company and/or its directors or executive officers relating to this Agreement and/or the Merger. The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against the Company or its directors, executive officers or similar persons by any stockholder of the Company relating to this Agreement and/or the Merger without the prior written consent of Parent.

Section 5.15    Nasdaq Matters.

(a)        Parent shall file a notification of listing of additional shares (or such other form as may be required) with Nasdaq with respect to the shares of Parent Common Stock to be issued in the Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger, and shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger to be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the Effective Time.

(b)        Parent and the Company agree to cooperate in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the Nasdaq and terminate its registration under the Exchange Act, in each case, as promptly as practicable after the Effective Time, provided that such delisting and termination shall not be effective until after the Effective Time.

Section 5.16    Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the Parties to the Merger, the officers of the Surviving Corporation shall be authorized to, in the name and on behalf of the Company, execute and deliver such deeds, bills of sale, assignment or assurances and take all such other action as may be necessary in connection therewith.

Section 5.17    Advice of Changes. The Company and Parent shall each promptly advise the other Party of (a) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Merger or (b) upon receiving any communication from any Governmental Entity or third party whose consent or approval is required for consummation of the Merger that causes such Party to believe that there is a reasonable likelihood that any such consent or approval will not be obtained or that the receipt of any such consent or approval will be materially delayed.

Section 5.18    Obligations of Merger Sub. Parent shall cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

Section 5.19    Dividend Record Dates. The Company shall coordinate with Parent to designate the record dates and payment dates for the Company’s quarterly dividends to coincide with the record dates and payment dates for Parent’s quarterly dividends, it being the intention of the parties that holders of Parent Common Stock and Company Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their Parent Common Stock and Company Common Stock.

Section 5.20    Director Resignations. The Company shall cause to be delivered to Parent prior to the Closing resignations executed by each director of the Company in office as of immediately prior to the Effective Time and effective upon the Effective Time.

Section 5.21    Share Issuances. Anything in this Agreement to the contrary notwithstanding, from and after the date of this Agreement, the Company shall not, without Parent’s prior written consent, for any reason issue, sell, grant or otherwise permit to become outstanding more than 3,597,988 (less any shares, securities, options or rights issued on or after July 22, 2016 and prior to the date of this Agreement) shares of Company Common Stock or securities convertible or exchangeable into, or exercisable for, any shares of Company Common Stock or any options, warrants, or rights of any kind to acquire shares of Company Common Stock (including (a) any shares underlying Company Restricted Stock Awards and Company RSU Awards issued as permitted by Section 5.1 and (b) shares issued pursuant to the ESPP or the granting of purchase rights under the ESPP as permitted by Section 2.3(e), but not including up to 1,049,772 shares which may become issued pursuant to Company RSU Awards outstanding on the date of this Agreement).

ARTICLE VI.

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 6.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the fulfillment (or waiver by the Company and Parent, to the extent permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)        Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b)        Registration Statement. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(c)        No Legal Prohibition. No Governmental Entity of competent jurisdiction shall have entered or issued an Order or adopted or enacted a Law that continues to be effective, in each case that temporarily or permanently prohibits, enjoins or makes illegal the consummation of the Merger.

(d)        Regulatory Approval. Any waiting period (and extensions thereof) applicable to the Merger under the HSR Act shall have expired or been terminated and the clearances or approvals set forth on Schedule 5.6(a) shall have been obtained.

(e)        Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.

Section 6.2    Conditions to Obligations of Parent and Merger Sub. The respective obligations of Parent and Merger Sub to effect the Merger shall be subject to the fulfillment (or waiver by Parent, to the extent permissible under applicable Law) on or prior to the Closing Date of the following additional conditions:

(a)        Representations and Warranties. The representations and warranties of the Company set forth in (i) Article III (other than in Section 3.1(a) (first sentence only), Section 3.2, Section 3.3(a), Section 3.3(b), Section 3.3(c), Section 3.3(d), Section 3.3(e)(ii), Section 3.10(b),Section 3.21 and Section 3.22) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, other than for failures to be so true and correct (without regard to materiality, Company Material Adverse Effect and similar qualifiers contained in such representations and warranties) that would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, (ii) Section 3.1(a) (first sentence only), Section 3.2 (other than the first three sentences of Section 3.2(a)) Section 3.3(a), Section 3.3(b), Section 3.3(c), Section 3.3(d), Section 3.3(e)(ii), Section 3.21 and Section 3.22 shall be true and correct in all material respects both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (iii) Section 3.10(b) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period need be true and correct (in the manner set forth in clauses (i), (ii), and (iii), as applicable) only as of such date or period.

(b)        Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all covenants (other than the covenants set forth in Section 5.21) required by the Agreement to be performed or complied with by it prior to the Closing Date.

(c)        Capitalization. (i) The representations and warranties of the Company set forth in Section 3.2(a) (the first three sentences only) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless made as of a particular date, in which case such representations and warranties shall be true and correct only as of such date), and (ii) the Company shall have complied with the covenants set forth in Section 5.21, except for any inaccuracies (in the case of clause (i)), or failures to comply (in the case of clause (ii)) that are in the aggregate de minimis as compared to the total number of shares subject to Section 3.2(a) (the first three sentences) together with the number of shares referenced in Section 5.21.

(d)        Closing Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.2(a),Section 6.2(b) and Section 6.2(c) have been satisfied.

Section 6.3    Conditions to Obligations of the Company. The obligations of the Company to effect the Merger shall be subject to the fulfillment (or waiver by the Company, to the extent permissible under applicable Law) on or prior to the Closing Date of the following additional conditions:

(a)        Representations and Warranties. The representations and warranties of Parent set forth in (i) Article IV (other than in Section 4.1(a) (first sentence only), Section 4.2, Section 4.3(a), Section 4.3(b), Section 4.3(c), Section 4.3(d)(ii), Section 4.8(b),Section 4.11 and Section 4.14) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, other than for failures to be so true and correct (without regard to “materiality,” Parent Material Adverse Effect and similar qualifiers contained in such representations and warranties) that would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect, (ii) Section 4.2 (the first four sentences only) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for any de minimis inaccuracies, (iii) Section 4.1(a) (first sentence only), Section 4.2 (other than the first four sentences of Section 4.2), Section 4.3(a), Section 4.3(b), Section 4.3(c), Section 4.3(d)(ii),Section 4.11 and Section 4.14 shall be true and correct in all material respects both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (iv) Section 4.8(b) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period need be true and correct (in the manner set forth in clauses (i), (ii), (iii) and (iv), as applicable) only as of such date or period.

(b)        Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied in all material respects with all covenants required by the Agreement to be performed or complied with by them prior to the Closing Date.

(c)        Closing Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

ARTICLE VII.

TERMINATION

Section 7.1    Termination or Abandonment. Anything in this Agreement to the contrary notwithstanding, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (except as otherwise provided below, whether before or after receipt of the Company Stockholder Approval), as follows:

(a)        by the mutual written consent of the Company and Parent;

(b)        by either the Company or Parent, if the Effective Time shall not have occurred on or prior to 11:59 p.m., Eastern Time, on April 26, 2017 (the “Initial End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement proximately caused or resulted in the Effective Time not occurring prior to the End Date, and provided, further, that if on the End Date all of the conditions to Closing, other than the conditions set forth in Section 6.1(c) or Section 6.1(d) as it relates to an Antitrust Law, shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, which conditions shall be capable of being satisfied at such time), the End Date will automatically be extended to October 26, 2017(the “Outside End Date”);

(c)        by either the Company or Parent, if a Governmental Entity of competent jurisdiction shall have entered or issued a final and nonappealable Order that remains in effect or shall have adopted or enacted a Law that is final and nonappealable and remains in effect, in either case that permanently restrains, enjoins or makes illegal the consummation of the Merger; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a Party if such Order (or such Order becoming final and nonappealable) was due to the material breach by such Party of any covenant or other agreement of such Party set forth in this Agreement;

(d)        by either the Company or Parent, if the Company Stockholder Approval shall not have been obtained at the Company Stockholder Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken;

(e)        by the Company (provided that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if (i) Parent or Merger Sub has breached any representation, warranty, covenant or other agreement contained in this Agreement, which breach would result in the conditions in Article VI not being satisfied and (ii) which breach, failure to perform or inaccuracy is either not curable or is not cured by the earlier of (A) the End Date and (B) the date that is 30 Business Days following written notice from the Company to Parent describing such breach or failure in reasonable detail;

(f)        by Parent (provided that Parent is not then in material breach of any representation, warranty, covenant or other agreement contained herein), (i) if the Company has breached any representation, warranty, covenant or other agreement contained in this Agreement, which breach would result in the conditions in Article VI not being satisfied; and (ii) which breach, failure to perform or inaccuracy is either not curable or is not cured by the earlier of (A) the End Date and (B) the date that is 30 Business Days following written notice from Parent to the Company describing such breach or failure in reasonable detail;

(g)        by the Company, prior to the receipt of the Company Stockholder Approval, in accordance with Section 5.4 in order to accept a Company Superior Proposal, subject to the prior or concurrent payment of the Company Termination Fee to Parent; or

(h)        by Parent, prior to receipt of the Company Stockholder Approval, at any time following a Company Adverse Recommendation Change or if the Company shall be in material and Willful Breach of Section 5.4.

The party seeking to terminate this Agreement pursuant to this Section 7.1 shall give written notice of such termination to the other parties in accordance with Section 8.7, specifying the provision of this Agreement pursuant to which such termination is effected.

Section 7.2    Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall terminate (except that the Confidentiality Agreement and the provisions of Section 5.13(i), this Section 7.2, Section 7.3, Section 7.4 and Article VIII shall survive any termination), and there shall be no other Liability on the part of the Company, on the one hand, or Parent or Merger Sub, on the other hand, to the other except (i) as provided in Section 5.13(i), Section 7.3 and Section 7.4 or (ii) Liability arising out of or resulting from fraud or any Willful Breach of any provision of this Agreement occurring prior to termination (in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity).

Section 7.3    Company Termination Fees.

(a)        If (i) Parent or the Company terminates this Agreement pursuant to Section 7.1(b) (and at the End Date all of the conditions to the Company’s obligations to close other than receipt of the Company Stockholder Approval have been satisfied, or are capable of satisfaction had the Closing occurred on the End Date) or Section 7.1(d), (ii) a Company Takeover Proposal shall have been publicly announced or publicly disclosed after the date of this Agreement and prior to the End Date (in the case of a termination pursuant to Section 7.1(b)) or the Company Stockholder Meeting (in the case of a termination pursuant to Section 7.1(d)), and was not definitively withdrawn at least ten Business Days prior to the End Date (in the case of a termination pursuant to Section 7.1(b)) or at least five Business Days before the Company Stockholder Meeting (in the case of a termination pursuant to Section 7.1(d)) and (iii) at any time on or prior to the 12-month anniversary of such termination, the Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, a transaction included within the definition of a Company Takeover Proposal with any Person (a “Company Takeover Transaction”), the Company shall pay Parent the Company Termination Fee, by wire transfer (to an account designated by Parent) in immediately available funds, upon the earlier of entering into such definitive agreement with respect to any Company Takeover Transaction or the consummation of any Company Takeover Transaction; provided that for the purposes of clause (iii) only, all references in the definition of Company Takeover Proposal to 25% shall instead be references to “50%.”

(b)        If Parent terminates this Agreement pursuant to Section 7.1(h), the Company shall pay Parent the Company Termination Fee, by wire transfer (to an account designated by Parent) in immediately available funds, within three Business Days after such termination.

(c)        If this Agreement is terminated by the Company pursuant to Section 7.1(g), the Company shall cause to be paid to Parent the Company Termination Fee immediately prior to or concurrently with, and as a condition to the effectiveness of, such termination.

(d)        “Company Termination Fee” shall mean $490,000,000, in cash. Anything to the contrary in this Agreement notwithstanding, if the Company Termination Fee shall become due and payable in accordance with this Section 7.3, from and after such termination and payment of the Company Termination Fee in full pursuant to and in accordance with this Section 7.3, the Company and its Affiliates and Representatives (in the case of a payment of the Company Termination Fee by the Company) shall have no further Liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 7.3, except in the case of fraud or a Willful Breach of this Agreement. Each of the Parties hereto acknowledges that the Company Termination Fee is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which the Company Termination Fee is due and payable and which do not involve fraud or Willful Breach of this Agreement, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. In no event shall Parent be entitled to more than one payment of the Company Termination Fee in connection with a termination of this Agreement pursuant to which such Company Termination Fee is payable. For the avoidance of doubt, while Parent and Merger Sub may pursue both a grant of specific performance in accordance with Section 8.5(a) and the payment of the Company Termination Fee under this Section 7.3, under no circumstances shall Parent and Merger Sub be permitted or entitled to receive the Company Termination Fee (if entitled under this Section 7.3) if the Merger is consummated.

(e)        The Company acknowledges that the agreements contained in this Section 7.3 are an integral part of the Merger, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner any amount due pursuant to this Section 7.3, then (i) the Company shall reimburse Parent for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related claims, actions or proceedings commenced and (ii) the Company shall pay to Parent interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made.

Section 7.4    Parent Termination Fees.

(a)        Parent will pay to the Company a termination fee of $700,000,000 in cash (the “Parent Termination Fee”) if this Agreement is terminated as follows:

(i)        by Parent or the Company pursuant to Section 7.1(b), if, as of the time of such termination, the only conditions to Closing set forth in Article VI that have not been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, provided such conditions would have been capable of being satisfied if the Closing Date were the date the notice of termination is delivered) are those set forth in Section 6.1(c) (solely due to an Order arising under, or a Law that is an, Antitrust Law) or Section 6.1(d), such payment to be made concurrently with such termination, in the case of a termination by Parent, or within three Business Days following such termination, in the case of a termination by the Company, in each case by wire transfer (to an account designated by the Company) in immediately available funds; or

(ii)        by Parent or the Company pursuant to Section 7.1(c), if (A) the conditions set forth in Section 6.2 would have been capable of being satisfied if the Closing Date were the date the notice of termination is delivered, and (B) the Law is an Antitrust Law or the Order is issued pursuant to an Antitrust Law, such payment to be made concurrently with such termination, in the case of a termination by Parent, or within three Business Days following such termination, in the case of a termination by the Company, in each case by wire transfer (to an account designated by the Company) in immediately available funds.

(b)        Anything to the contrary in this Agreement notwithstanding, if the Parent Termination Fee shall become due and payable in accordance with this Section 7.4, from and after such termination and payment of the Parent Termination Fee in full pursuant to and in accordance with this Section 7.4, Parent and its Affiliates and Representatives (in the case of a payment of the Parent Termination Fee by Parent) shall have no further Liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 7.4, except in the case of fraud or a Willful Breach of this Agreement. Each of the Parties hereto acknowledges that the Parent Termination Fee is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which the Parent Termination Fee is due and payable and which do not involve fraud or Willful Breach of this Agreement, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. In no event shall the Company be entitled to more than one payment of the Parent Termination Fee in connection with a termination of this Agreement pursuant to which the Parent Termination Fee is payable. For the avoidance of doubt, while the Company may pursue both a grant of specific performance in accordance with Section 8.5(a) and the payment of the Parent Termination Fee under this Section 7.4, under no circumstances shall the Company be permitted or entitled to receive the Parent Termination Fee (if entitled under this Section 7.4) if the Merger is consummated.

(c)        Parent and Merger Sub each acknowledge that the agreements contained in this Section 7.4 are an integral part of the Merger, and that, without these agreements, the Company would not enter into this Agreement. Accordingly, if Parent fails to pay in a timely manner any amount due pursuant to this Section 7.4, then (i) Parent shall reimburse the Company for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related claims, actions or proceedings commenced and (ii) Parent shall pay to the Company interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made.

ARTICLE VIII.

MISCELLANEOUS

Section 8.1    No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Section 8.2    Expenses. Except as set forth in Section 7.3 and Section 7.4, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the other transactions contemplated by this Agreement shall be paid by the Party incurring or required to incur such expenses; provided, however, that unless the Company combines the Company Stockholder Meeting with its annual meeting, Parent shall pay all filing fees and printing and mailing costs for the Proxy Statement/Prospectus.

Section 8.3    Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4    Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 8.5    Jurisdiction; Specific Enforcement.

(a)        The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and all such rights and remedies at law or in equity shall be cumulative, except as may be limited by Section 7.3 or Section 7.4. The Parties further agree that no Party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each Party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or the Merger in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the Parties hereto hereby consents to the service of process in accordance with Section 8.7; provided, however, that nothing herein shall affect the right of any Party to serve legal process in any other manner permitted by Law.

(b)        Anything herein to the contrary notwithstanding, each of the Parties to this Agreement agrees that (i) it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against the Financing Sources and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, Affiliates, employees or advisors in any way relating to this

Agreement or the Merger, including any dispute arising out of or relating in any way to the Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York or, if under applicable law jurisdiction is vested in the Federal Courts, the United States District Court for the Southern District of New York (and appellate courts thereof) and (ii) any such action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, shall be governed by the laws of the State of New York); provided that (i) the interpretation of the definition of Company Material Adverse Effect and whether or not a Company Material Adverse Effect has occurred, (ii) the determination of the accuracy of any Merger Agreement Representations (as defined in any commitment letter related to the Financing) and whether as a result of any inaccuracy thereof Parent, Merger Sub or their respective Affiliates have the right to terminate its obligations under this Agreement, or to decline to consummate the transactions contemplated under this Agreement and (iii) the determination of whether the transactions contemplated by this Agreement have been consummated in accordance with the terms of this Agreement, in each case, shall be governed by, and construed and interpreted solely in accordance with, the laws of the State of Delaware without giving effect to conflicts of laws principles that would result in the application of the Law of any other state.

Section 8.6    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE MERGER (INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING TO THE FINANCING).

Section 8.7    Notices. All notices and other communications hereunder shall be in writing in one of the following formats and shall be deemed given (a) upon actual delivery if personally delivered to the Party to be notified if received prior to 5 p.m. in the place of receipt on a Business Day, otherwise such notice or communication shall be deemed not to have been received until the next succeeding Business Day; (b) when sent if sent by email or facsimile to the Party to be notified if received prior to 5 p.m. in the place of receipt on a Business Day, otherwise such notice or communication shall be deemed not to have been received until the next succeeding Business Day; provided, however, that notice given by email or facsimile shall not be effective unless (i) such notice specifically states that it is being delivered pursuant to this Section 8.7 and (ii) either (A) a duplicate copy of such email or facsimile notice is promptly given by one of the other methods described in this Section 8.7 or (B) the receiving Party delivers a written confirmation of receipt for such notice either by email (excluding “out of office” or similar automated replies) or facsimile or any other method described in this Section 8.7; or (c) when delivered if sent by a courier (with confirmation of delivery) if received prior to 5 p.m. in the place of receipt on a Business Day, otherwise such notice or communication shall be deemed not to have been received until the next succeeding Business Day; in each case to the Party to be notified at the following address:

If to Parent or Merger Sub, to:

Analog Devices, Inc.

One Technology Way, Norwood, MA

Facsimile:        (781) 461-3215

Attention:        Margaret K. Seif, Vice President, General Counsel and Secretary

(Email: Margaret.Seif@analog.com)

with copies (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Facsimile:        (212) 403-2000

Attention:         Mark Gordon, Esq. (Email: MGordon@wlrk.com)

If to the Company, to:

Linear Technology Corporation

1630 McCarthy Boulevard, Milpitas, California

Facsimile:        (408) 434-0507

Attention:        Lothar Maier (Email: lmaier@linear.com)

with copies (which shall not constitute notice) to:

Jones Day

1755 Embarcadero Road

Palo Alto, California 94303

Facsimile:        (650) 739-3900

Attention:        Daniel Mitz (Email: drmitz@jonesday.com)

Jonn Beeson (Email: jbeeson@jonesday.com)

or to such other address as any Party shall specify by written notice so given. All such notices and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt. Any Party to this Agreement may notify any other Party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8    Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the Parties hereto without the prior written consent of the other Parties; provided, however, that each of Merger Sub and Parent may assign any of their rights hereunder to a wholly owned direct or indirect Subsidiary of Parent without the prior written consent of the Company, but no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder. Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section 8.8 shall be null and void.

Section 8.9    Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10    Entire Agreement. This Agreement together with the exhibits hereto, schedules hereto and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof, and this Agreement is not intended to grant standing to any person other than the Parties hereto.

Section 8.11    Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of a waiver by the Party against whom enforcement is sought, and in the case of an amendment, by the Company, Parent, and Merger Sub, provided that the first or second sentence of this Section 8.11 and Sections 8.5(b), 8.6, 8.13 and Section 8.16 may not be amended or waived in a manner adverse to the Financing Sources without the prior written consent of the Financing Sources that are party to a commitment letter or similar agreement with Parent and provided further that after receipt of the Company Stockholder Approval, no amendment to this Agreement shall be made that by Law requires further approval by such stockholders without obtaining such further approval. At any time and from time to time prior to the Effective Time, either the Company, on the one hand, or Parent and Merger Sub, on the other hand, may, to the extent permissible by applicable Law and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of Parent or Merger Sub, in the case of an extension by the Company, or of the Company, in the case of an extension by Parent and Merger Sub, as applicable, (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of any such Party contained herein, provided that the first or second sentence of this Section 8.11 and Section 8.5(b), Section 8.6, Section 8.13 and Section 8.16 may not be amended or waived in a manner adverse to the Financing Sources without the prior written consent of the Financing Sources that are party to a commitment letter or similar agreement with Parent. The foregoing notwithstanding, no failure or delay by any Party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.12    Headings. Headings of the Articles and Sections of this Agreement are for convenience of the Parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13    No Third-Party Beneficiaries. Each of Parent, Merger Sub and the Company agrees that (a) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Party hereto, in accordance with and subject to the terms of this Agreement, and (b) except for (i) after the Effective Time, the right of the Company’s shareholders to receive the Merger Consideration, which shall be enforceable by such holders, (ii) after the Effective Time, the rights of the holders of Company RSU Awards and Company Restricted Stock Awards to receive such amounts as provided for in Section 2.3, which shall be enforceable by such holders and (iii) the provisions of Section 5.10, this Agreement is not intended to, and does not, confer upon any person other than the Parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. Anything to the contrary contained in this Agreement notwithstanding, including Section 8.10 and the foregoing provisions of this Section 8.13, each Financing Source shall be an express third party beneficiary of and shall be entitled to rely upon Section 8.5(b), Section 8.6, the first and second sentence of Section 8.11 and Section 8.16 hereof, and this Section 8.13, and each Financing Source may enforce such provisions.

Section 8.14    Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The word “since” when used in this Agreement in reference to a date shall be deemed to be inclusive of such date. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. References herein to a person are also to such person’s successors and permitted assigns. All references in this Agreement to “$” or other monetary amounts refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

Section 8.15    Definitions.

(a)        General Definitions. References in this Agreement to “Subsidiaries” of any Party means any corporation, partnership, association, trust or other form of legal entity of which (i) 50% or more of the voting power of the outstanding voting securities are directly or indirectly owned by such Party or (ii) such Party or any Subsidiary of such Party is a general partner. References in this Agreement (except as specifically otherwise defined) to “Affiliates” means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement (except as specifically otherwise defined) to “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person. As used in this Agreement, “knowledge” means (i) with respect to Parent and its Subsidiaries, the knowledge, after reasonable inquiry, of the individuals listed in Section 8.15(a) of the Parent Disclosure Schedule and (ii) with respect to the Company and its Subsidiaries, the knowledge, after reasonable inquiry, of the individuals listed on Section 8.15(a) of the Company Disclosure Schedule.

(b)        Certain Specified Definitions. As used in this Agreement:

(i)          “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable to the Company than those that are contained in the Confidentiality Agreement (excluding standstill restrictions).

(ii)         “Antitrust Laws” means any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including, but not limited to, the HSR Act.

(iii)        “Bid” means any outstanding quotation, bid or proposal by the Company or any Subsidiary of the Company which, if accepted or awarded, would lead to a Government Contract for the supply of goods, licensing of property, or provision of services by the Company or any Subsidiary of the Company.

(iv)        “Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks in New York, New York are authorized or required by Law to close.

(v)        “Code” means the U.S. Internal Revenue Code of 1986.

(vi)        “Commitment Letter” means the executed debt commitment letter, dated the date of this Agreement, by and among JPMorgan Chase Bank, N.A., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse AG, Credit Suisse Securities (USA) LLC

and certain other Financing Sources and Parent (together with all exhibits, schedules, annexes and amendments thereto and the related fee letter), pursuant to which, upon the terms and subject to the conditions set forth therein, certain of the Financing Sources party thereto have agreed to lend the amounts set forth therein, for the purpose described therein.

(vii)         “Company Benefit Plan” means each employee benefit plan, program, policy, agreement or arrangement, including pension, retirement, supplemental retirement, profit-sharing, deferred compensation, stock option, change in control, retention, employment, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, and each other material compensatory or employee benefit plan or fringe benefit plan, including any “employee benefit plan” as that term is defined in Section 3(3) of ERISA, in each case, whether oral or written, funded or unfunded, or insured or self-insured, maintained by the Company or any Subsidiary, or to which the Company or any Subsidiary contributes or is obligated to contribute or has any Liability but, in each case, excluding any plans, programs or arrangements sponsored or maintained by any Governmental Entity.

(viii)        “Company Intellectual Property” means the Company Owned Intellectual Property and the Company Licensed Intellectual Property.

(ix)         “Company Intervening Event” means any fact, change, circumstance, event, occurrence or development or combination thereof that (A) was not known or the material consequences of which (based on facts known to members of the Company Board of Directors as of the date of this Agreement) were not reasonably foreseeable by the Company Board of Directors as of the date of this Agreement and (B) does not relate to any Company Takeover Proposal; provided, however, that any change in the price or trading volume of the Company Common Stock or Parent Common Stock shall not be taken into account for purposes of determining whether a Company Intervening Event has occurred (it being understood, however, that any underlying cause thereof may be taken into account for purposes of determining whether a Company Intervening Event has occurred).

(x)         “Company Licensed Intellectual Property” means all Intellectual Property that is licensed to the Company or any of its Subsidiaries by any third party (other than any commercial software program that is available off-the-shelf pursuant to a “shrink wrap” license or otherwise).

(xi)         “Company Material Adverse Effect” means any fact, change, circumstance, event, occurrence, condition, development or combination of the foregoing which is materially adverse to the business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole; provided, however, that Company Material Adverse

Effect shall not be deemed to include the impact of: (A) changes after the date of this Agreement in GAAP; (B) changes after the date of this Agreement in Laws; (C) changes after the date of this Agreement in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market conditions (including securities markets, credit markets, currency markets and other financial markets) in any country; (D) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events; (E) the announcement, pendency or consummation of this Agreement, including the identity of Parent or any of its Affiliates or any communication by Parent or any of its Affiliates (including any impact on the relationship of the Company or any of the Company’s Subsidiaries, contractual or otherwise, with its customers, suppliers, distributors, vendors, licensors, licensees, lenders, employees or partners); (F) a change in the trading price of the Company Common Stock, any suspension of trading in the Company Common Stock, or the failure of the Company to meet public projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in each case, the underlying cause of such changes or failures, unless such underlying cause would otherwise be excepted from this definition); (G) any breach, violation or non-performance of any provision of this Agreement by Parent or any of its Affiliates; (H) any actions taken or omitted to be taken by the Company or any of its Subsidiaries at the written request of Parent; and (I) any claims or actions arising from allegations of breach of fiduciary duty or otherwise relating to this Agreement or the Merger; except, with respect to clauses (A), (B) (C) or (D), to the extent that the effects of such change are disproportionately adverse to the business, properties, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, as compared to other companies in the industries in which the Company and its Subsidiaries operate, in which case only the incremental disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect).

(xii)      “Company Owned Intellectual Property” means all Intellectual Property that, in whole or in part, is owned or purported to be owned by the Company or any of its Subsidiaries and that is material to the Company and its Subsidiaries, taken as a whole.

(xiii)      “Company Registrations” means all Intellectual Property Registrations that are registered or filed in the name of the Company or any of its Subsidiaries, alone or jointly with others.

(xiv)      “Company Stock Plans” means the Linear Technology Corporation 2010 Equity Incentive Plan and the Linear Technology Corporation 2005 Equity Incentive Plan, and any applicable award agreements governing awards granted under any of the foregoing, collectively.

(xv)      “Company Superior Proposal” means a bona fide, written Company Takeover Proposal (A) that if consummated would result in a third party (or in the case of a direct merger between such third party and the Company, the stockholders of such third party) acquiring, directly or indirectly, more than 80% of the outstanding Company Common Stock or more than 80% of the assets of the Company and its Subsidiaries (as measured by fair market value as determined in good faith by the Company Board of Directors), taken as a whole and (B) that the Company Board of Directors determines in good faith, after consultation with its independent financial advisor and outside legal counsel, taking into account such factors as the Company Board of Directors considers in good faith to be appropriate and relevant, including the timing and likelihood of consummation relative to the transactions contemplated by this Agreement, all other financial, legal, regulatory, tax and other aspects of such proposal and the person making such Company Takeover Proposal, is more favorable to the stockholders of the Company than the Merger after giving effect to any changes to this Agreement proposed by Parent in response to such Company Takeover Proposal.

(xvi)      “Company Takeover Proposal” means any proposal or offer from any person (other than Parent and its Subsidiaries) relating to, or that would reasonably be expected to lead to, in a single transaction or a series of related transactions, (A) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving the Company, (B) any acquisition of 25% or more of the outstanding Company Common Stock or securities of the Company representing more than 25% of the voting power of the Company, (C) any acquisition (including the acquisition of stock in any Subsidiary of the Company) of assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture, representing 25% or more of the consolidated assets, revenues or net income of the Company (as measured by fair market value as determined in good faith by the Company Board of Directors), (D) any tender offer or exchange offer that if consummated would result in any person beneficially owning 25% or more of the outstanding Company Common Stock or securities of the Company representing more than 25% of the voting power of the Company, or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Common Stock (or voting power of securities of the Company other than the Company Common Stock) involved is 25% or more.

(xvii)      “Contract” means any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or obligation that is legally binding.

(xviii)      “Copyrights” means copyrights, designs, data and database rights and registrations and applications for registration thereof, including moral rights of authors, and all works of authorship, including Software.

(xix)      “Documentation” means printed, visual or electronic materials, reports, white papers, documentation, specifications, designs, flow charts, code listings, instructions, user manuals, frequently asked questions, release notes, recall notices, error logs, diagnostic reports, marketing materials, packaging, labeling, service manuals and other information describing the use, operation, installation, configuration, features, functionality, pricing, marketing or correction of a product, whether or not provided to end users.

(xx)      “End Date” means the Initial End Date or, if extended pursuant to Section 7.1(b), the Outside End Date.

(xxi)      “Environmental Law” means any Law relating to the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of any Hazardous Materials), in each case as in effect as of the date of this Agreement.

(xxii)    “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(xxiii)    “Exchange Ratio” means 0.2321.

(xxiv)    “Financing” means the debt financing incurred or intended to be incurred pursuant to the Commitment Letter (as amended, replaced, supplemented, or modified in accordance with this Agreement), including the offering or private placement of debt securities or borrowing of loans contemplated by the Commitment Letter and any related engagement letter or best efforts commitment letter.

(xxv)    “Financing Sources” means the entities that have committed to provide or arrange or otherwise have entered into agreements in connection with all or any part of the Financing in connection with the Merger, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, and their and their respective Affiliates’ officers, directors, employees, agents and representatives and the respective successors and assigns of any of the foregoing.

(xxvi)    “Focal Adjustments” means adjustments made to, or the granting of target bonus or target incentive compensation opportunities, profit sharing participation rights, and compensatory equity awards, as well as adjustments to base salaries or base wage rates, all as done as part of the regular Company employee focal review process in the ordinary course of business and consistent with past practice. For purposes of clarity, Focal Adjustments do not include the granting or adjustment of severance benefits, transaction or change of control payments, retention bonuses or other one-time bonus payments.

(xxvii)    “Government Contract” means any prime contract, subcontract, basic ordering agreement, letter contract, purchase order, delivery order, change order, arrangement or other commitment of any kind between the Company or any Subsidiary of the Company, on the one hand, and any Governmental Entity or prime contractor or subcontractor to a Governmental Entity, on the other hand.

(xxviii)    “Governmental Entity” means any U.S. federal, state, local or foreign government, any transnational governmental organization or any court of competent jurisdiction, arbitral, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any national securities exchange or national quotation system or any SRO.

(xxix)    “Grant Date Fair Value” means the fair value of a given equity award as determined in accordance with GAAP for purposes of reporting any such award in the grantor’s financial statements.

(xxx)    “Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any Environmental Law, including any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, lead paint, any hazardous, industrial or solid waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

(xxxi)    “Indebtedness” means, with respect to any person, without duplication, as of the date of determination, (A) all obligations of such person for borrowed money, including accrued and unpaid interest, and any prepayment fees or penalties, (B) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (C) all obligations of such person issued or assumed as the deferred purchase price of property (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment, but excluding obligations of such person incurred in the ordinary course of business consistent with past practice), (D) all lease obligations of such person that are required to be capitalized in accordance with GAAP on the books and records of such person, (E) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such person, whether or not the Indebtedness secured thereby have been assumed, (F) all obligations of such person under interest rate, currency or commodity derivatives or hedging transactions or similar arrangement (valued at the termination value thereof), (G) all letters of credit or performance bonds issued for the account of such person, to the extent drawn upon, and (H) all guarantees and keepwell arrangements of such person of any Indebtedness of any other person other than a wholly owned subsidiary of such person.

(xxxii)  “Intellectual Property” means the following, subsisting anywhere in the world:

(A)        Patent Rights;

(B)        registered trademarks and service marks, logos, Internet domain names, corporate names and doing business designations and all registrations and applications for registration of the foregoing, common law trademarks and service marks and trade dress (“Trademarks”), and all goodwill in the foregoing;

(C)        Copyrights;

(D)        Mask Works;

(E)        inventions, invention disclosures, statutory invention registrations, trade secrets and confidential business information, know-how, manufacturing and product processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice; and

(F)        other proprietary rights relating to any of the foregoing (including remedies against infringement thereof and rights of protection of interest therein under the laws of all jurisdictions).

(xxxiii) “Intellectual Property Registrations” means Patent Rights, Trademarks (other than unregistered trademarks, service marks and trade dress), registrations and applications for Copyrights and registrations and applications for Mask Works.

(xxxiv) “Interim Award” means a Company RSU Award or Company Restricted Stock Award granted after July 22, 2016 but prior to the Effective Time in the ordinary course of business consistent with past practice, at such times, to such Company Employees and having such Grant Date Fair Values, as described in Section 5.1(l) of the Company Disclosure Schedule, with such vesting and other material terms as shall also be set forth in Section 5.1(l) of the Company Disclosure Schedule.

(xxxv) “Interim Award Exchange Ratio” means 0.9947.

(xxxvi) “Liability” means any and all debts, liabilities and obligations, whether fixed, contingent or absolute, matured or unmatured, accrued or not accrued, determined or determinable, secured or unsecured, disputed or undisputed, subordinated or unsubordinated, or otherwise.

(xxxvii)          “Mask Works” means mask works and registrations and applications for registrations thereof and any other rights in semiconductor topologies under the laws of any jurisdiction.

(xxxviii)        “Nasdaq” means the Nasdaq Global Select Market.

(xxxix)          “Non-Participating Shares” means the 6,000 shares of Company Common Stock repurchased by the Company from an employee of the Company prior to 1990, as described in Section 3.2 of the Company Disclosure Schedule.

(xl)         “OFAC” means the U.S. Department of Treasury, Office of Foreign Assets Control.

(xli)        “Open Source Material” means any Software, Documentation or other material that (A) is distributed as “free software”, “open source software” or under a similar licensing or distribution model, including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), or any other license described by the Open Source Initiative as set forth on www.opensource.org, or (B) grants, or purports to grant, to any third party, any rights or immunities under Intellectual Property (including that require, as a condition of the modification, distribution or other use of such material, that any Software, Documentation or other material incorporated into, derived from or distributed with such material be (1) disclosed or distributed in source code form, (2) licensed for the purpose of making derivative works or (3) redistributable at no charge or minimal charge).

(xlii)     “Order” means any order, writ, injunction, judgment, decree, ruling, directive or award of a Governmental Entity, whether civil, criminal or administrative and whether formal or informal.

(xliii)    “Parent Material Adverse Effect” means any fact, change, circumstance, event, occurrence, condition, development or combination of the foregoing which is materially adverse to the business, results of operations or financial condition of Parent and its Subsidiaries taken as a whole (provided, however, that Parent Material Adverse Effect shall not be deemed to include the impact of: (A) changes after the date of this Agreement in GAAP; (B) changes after the date of this Agreement in Laws; (C) changes after the date of this Agreement in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market conditions (including securities markets, credit markets, currency markets and other financial markets) in any country; (D) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events; (E) a change in the trading price of Parent Common Stock, any suspension of trading in the Parent Common Stock, or the failure of Parent to meet public projections, estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, or any failure by Parent to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in each case, the underlying cause of such changes or failures, unless such underlying cause would otherwise be excepted from this definition; (F) any breach, violation or non-performance of any provision of this Agreement by the Company or any of its Affiliates; (G) any actions taken or omitted to be taken by Parent or any of its Subsidiaries at the written request of the Company; and (H) any claims or actions arising from allegations of breach of fiduciary duty or otherwise relating to this Agreement or the Merger; except, with respect to clauses (A), (B), (C) or (D), to the extent that the effects of such change are disproportionately adverse to the business, properties, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole, as compared to other companies in the industries in which Parent and its Subsidiaries operate, in which case only the incremental disproportionate impact may be taken into account in determining whether there has been a Parent Material Adverse Effect).

(xliv)    “Parent Owned Intellectual Property” means all Intellectual Property that, in whole or in part, is owned or purported to be owned by Parent or any of its Subsidiaries and that is material to Parent and its Subsidiaries, taken as a whole.

(xlv)    “Parent Closing Trading Price” means the volume weighted average price per share (calculated to the nearest one-hundredth of one cent) of Parent Common Stock on the Nasdaq, for the consecutive period of five trading days beginning on the opening of trading on the seventh trading day immediately preceding the Effective Time and concluding at the close of trading on the third trading day immediately preceding the Effective Time, as calculated by Bloomberg Financial LP under the function “VWAP.”

(xlvi)    “Parent Signing Trading Price” means $60.3215.

(xlvii)    “Parent Stock Plans” means the Analog Devices, Inc. Amended and Restated 2006 Stock Incentive Plan, the Analog Devices, Inc. 2001 Broad-Based Stock Option Plan and the Analog Devices, Inc. 1998 Stock Option Plan and any applicable award agreements governing awards granted under any of the foregoing, collectively.

(xlviii)    “Parent Registrations” means all Intellectual Property Registrations that are registered or filed in the name of Parent or any of its Subsidiaries, alone or jointly with others.

(xlix)    “Patent Rights” means all patents, patent applications (including provisional patent applications), utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, reissues and reexaminations).

(l)        “Performance Bonus” means the Company Employee’s semi-annual cash incentive based on Company and/or individual performance, determined in a manner consistent with the Company’s ordinary course and past practice, which, for the avoidance of doubt, does not include any sign-on bonuses, relocation bonuses, transaction or change of control bonuses, retention bonuses or other one-time bonus payments.

(li)        “Permitted Lien” means (A) any Lien for Taxes (x) not yet due or delinquent or (y) which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (B) Liens disclosed in the Company Financial Statements or Parent Financial Statements, as applicable, (C) vendors’, mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary course of business and not yet due and payable (or, if due, not yet delinquent or being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP), (D) Liens imposed or promulgated by applicable Law or any Governmental Entity, (E) Liens imposed on the underlying fee interest in leased real property, (D) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, and (F) Liens relating to intercompany borrowings among a person and its wholly owned subsidiaries.

(lii)        “Permitted New Hires” means those persons hired or promoted into positions that, (A) exist as of the date of this Agreement and are vacant as of the date of this Agreement or become vacant after the date of this Agreement (whether such positions carry a title above, at, or below the level of Director) or (B) are created after the date of this Agreement in the ordinary course of business consistent with past practice and carry a title below the level of Director; provided, that, in each case, the position (x) provides target annual compensation and benefits for such new hire or promoted individual at levels consistent with those provided to such positions in the ordinary course of business consistent with past practice (including base salary or wage, incentive bonus, profit sharing, sabbatical, and equity compensation), and (y) does not have rights to severance pay or benefits beyond that provided under applicable local Law.

(liii)        “Prohibited Person” means (A) an entity that has been determined by a competent authority to be the subject of a prohibition on such conduct of any Law, regulation, rule or executive order administered by OFAC; (B) the government, including any political subdivision, agency or instrumentality thereof, of any country against which the United States maintains comprehensive economic sanctions or embargoes; (C) any individual or entity that acts on behalf of or is owned or controlled by a government of a country against which the

United States maintains comprehensive economic sanctions or embargoes; (D) any individual or entity that has been identified on the OFAC Specially Designated Nationals and Blocked Persons List (Appendix A to 31 C.F.R. Ch. V), as amended from time to time, or 50% or more of which is owned, directly or indirectly, by an such individual or entity; or (E) any individual or entity that has been designated on any similar list or order published by a Governmental Entity in the United States.

(liv)        “Proxy Statement/Prospectus” means the prospectus of Parent related to the registration of the shares of Parent Common Stock to be issued in the Merger, which shall include the proxy statement of the Company related to the Company Stockholder Meeting.

(lv)        “Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

(lvi)        “Representatives” means, when used with respect to Parent, Merger Sub or the Company, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, lenders and other agents, advisors and representatives, including all Financing Sources, of Parent or the Company, as applicable, and its Subsidiaries.

(lvii)     “SEC” means the Securities and Exchange Commission.

(lviii)    “Significant Subsidiary” means (A) Linear Technology PTE LTD, (B) Linear Technology K.K and (C) Linear Semiconductor SDN BHD.

(lix)     “Software” means computer software code, applications, utilities, libraries, development tools, diagnostics, databases and embedded systems, whether in source code, interpreted code, object code or executable form.

(lx)     “SRO” means (A) any “self-regulatory organization” as defined in Section 3(a)(26) of the Exchange Act and (B) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market.

(lxi)     “Target Cash Bonus Opportunity” means, for each Company Employee who (1) participated in the Company’s Performance Bonus program during the entirety of the Company’s most recently completed fiscal year (as determined at the Effective Time), the opportunity to earn the aggregate amount of the Performance Bonus paid to such Company Employee in respect of such fiscal year and (2) for each Company Employee who was not eligible to participate in the Company’s Performance Bonus program during, or participated in the Company’s Performance Bonus program for only a portion of, the Company’s most recently completed fiscal year (as determined at the Effective Time, which for the avoidance of doubt shall include any Company Employee who was, as immediately prior to the Effective Time, eligible solely for participation in the Company’s profit sharing bonus plan), the opportunity to earn an amount equal to the target annual bonus opportunity of the similarly tenured and leveled employees of Parent in respect of the fiscal year in respect of which such opportunity is being provided to such Company Employee.

(lxii)     “Target Commission Opportunity” means the target commission amount for the Company’s fiscal year in which the Effective Time occurs.

(lxiii)    “Target Equity Incentive Opportunity” means the opportunity to receive an annual equity-based award on Parent Common Stock having a Grant Date Fair Value no less than:

(A)        if the Company Employee received one or more ordinary course “refresh” Company Stock Awards at any time during the 30-month period ending on the Closing Date (the “Award Look-Back Period”), (1) the Grant Date Fair Value of the most recent “refresh” Company Stock Award granted to such Company Employee during the portion of the Award Look-Back Period that occurred prior to July 22, 2016 (the “Award Measurement Period”) or (2) if the Company Employee did not receive a “refresh” Company Stock Award during the Award Measurement Period, the average Grant Date Fair Value of “refresh” Company Stock Awards granted to similarly situated Company Employees during the Award Measurement Period; or

(B)        if the Company Employee did not receive an ordinary course “refresh” Company Stock Award during the Award Look-Back Period but received a new hire Company Stock Award during the Award Look-Back Period, (1) the Grant Date Fair Value of such new hire Company Stock Award, if granted during the Award Measurement Period or (2) if such new hire Company Stock Award was not granted during the Award Measurement Period, the average Grant Date Fair Value of new hire Company Stock Awards granted to similarly situated Company Employees during the Award Measurement Period, pro-rated into an annualized amount in accordance with the Company’s formula for differentiating new hire equity awards from annual “refresh” Company Stock Awards in the ordinary course of business consistent with past practice.

For the avoidance of doubt, if a Company Employee did not receive either an annual “refresh” or new hire Company Stock Award at any time during the Award Look-Back Period, then such Company Employee’s Target Equity Incentive Opportunity shall be zero.

(lxiv)     “Tax” means any federal, state, local or foreign tax, impost, levy, duty, fee or other assessment of any nature whatsoever (including any net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, real or personal property and estimated tax, customs duty, or other tax), together with any interest, penalty or addition to tax imposed by any Governmental Entity responsible for the imposition of any such tax with respect thereto.

(lxv)      “Tax Return” means any return, report, information return, election, claim for refund, estimated tax filing or declaration or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any amendments thereof.

(lxvi)    “Technology” means tangible embodiments of Intellectual Property, whether in electronic, written or other media, including software, technical documentation, specifications, designs, build instructions, test reports, schematics, algorithms, formulae, test vectors, databases, lab notebooks, processes, prototypes, materials, samples, studies, or other know-how and other works of authorship.

(lxvii)    “Top Customer” means a top 20 customer of the Company and its Subsidiaries, taken as a whole, based on revenues during the 12 months ended July 1, 2016.

(lxviii)   “Top Distributor” means a top 5 distributor of the Company and its Subsidiaries, taken as a whole, based on revenues during the 12 months ended July 1, 2016.

(lxix)      “Top Supplier” means a top 10 supplier of products or services to the Company and its Subsidiaries, taken as a whole, based on expenditures during the 12 months ended July 1, 2016.

(lxx)       “Willful Breach” means a breach that is the result of a willful or intentional act or failure to act where the breaching party knows, or would reasonably be expected to have known, that such act or failure to act is, or would reasonably be expected to result in, a breach.

Section 8.16    No Recourse to Financing Sources. Notwithstanding anything herein to the contrary, the Company (on behalf of itself, its Subsidiaries and the equityholders, directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of each of them) acknowledges and agrees that it (and such other Persons) shall have no recourse against the Financing Sources and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, Affiliates, employees or advisors, and the Financing Sources and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, Affiliates, employees or advisors shall be subject to no liability or claims by the Company (or such other Persons) in connection with the Financing or in any way relating to this Agreement or any of the transactions contemplated hereby or thereby, whether at law, in equity, in contract, in tort or otherwise.

Index of Defined Terms

Section

.pdf	8.3
Acceptable Confidentiality Agreement	8.15(b)(i)
Affiliates	8.15(a)
Agreement	Preamble
Anti-Corruption Laws	3.7(c)
Antitrust Laws	8.15(b)(ii)
Bid	8.15(b)(iii)
Book-Entry Shares	2.1(a)(i)
Bribery Act	3.7(c)
Business Day	8.15(b)(iv)
Cancelled Shares	2.1(a)(iii)
Cash Consideration	2.1(a)(i)
Certificate	2.1(a)(i)
Certificate of Merger	1.3
Closing	1.2
Closing Date	1.2
Code	8.15(b)(v)
Collective Bargaining Agreement	3.14
Commitment Letter	8.15(b)(vi)
Company	Preamble
Company 401(k) Plan	5.5(c)
Company Acquisition Agreement	5.4(e)
Company Adverse Recommendation Change	5.4(e)
Company Approvals	3.3(d)
Company Benefit Plan	8.15(b)(vii)
Company Board of Directors	Recitals
Company Bylaws	3.1(b)
Company Certificate	3.1(b)
Company Common Stock	Recitals
Company Disclosure Schedule	Article III
Company Employees	5.5(a)
Company Financial Statements	3.4(b)
Company Indemnified Parties	5.10(a)
Company Intellectual Property	8.15(b)(viii)
Company Intervening Event	8.15(b)(ix)
Company Leased Real Property	3.16
Company Licensed Intellectual Property	8.15(b)(x)
Company Material Adverse Effect	8.15(b)(xi)
Company Material Contracts	3.19(a)
Company Organizational Documents	3.1(b)

Company Owned Intellectual Property	8.15(b)(xii)
Company Owned Real Property	3.16
Company Permits	3.7(b)
Company Preferred Stock	3.2
Company Real Property Leases	3.16
Company Recommendation	Recitals
Company Registrations	8.15(b)(xiii)
Company Restricted Stock Award	2.3(b)
Company RSU Award	2.3(a)
Company SEC Documents	3.4(a)
Company Shares	Recitals
Company Stock Awards	2.3(c)
Company Stock Plans	8.15(b)(xiv)
Company Stockholder Approval	3.3(b)
Company Stockholder Meeting	5.7(c)
Company Superior Proposal	8.15(b)(xv)
Company Takeover Proposal	8.15(b)(xvi)
Company Takeover Transaction	7.3(a)
Company Termination Fee	7.3(d)
Confidentiality Agreement	5.1
Contract	8.15(b)(xvii)
control	8.15(a)
Copyrights	8.15(b)(xviii)
Delaware Secretary	1.3
DGCL	Recitals
DGCL 262	2.1(b)
Dissenting Shares	2.1(b)
Documentation	8.15(b)(xix)
Effective Time	1.3
End Date	8.15(b)(xx)
Environmental Law	8.15(b)(xx)
ERISA Affiliate	8.15(b)(xxii)
ESPP	2.3(e)
Exchange Act	3.3(d)
Exchange Agent	2.2(a)
Exchange Agent Agreement	2.2(a)
Exchange Fund	2.2(b)
Exchange Ratio	8.15(b)(xxiii)
Exchange Ratio Reduction Amount	2.1(a)(ii)
Export Approvals	3.7(e)
FCPA	3.7(c)
Final Purchase Date	2.3(e)
Financing	8.15(b)(xxiv)
Financing Sources	8.15(b)(xxv)
Focal Adjustments	8.15(b)(xxvi)
Foreign Plan	3.9(i)

Fractional Share Cash Amount	2.1(d)
GAAP	3.4(b)
Government Contract	8.15(b)(xxvi)
Governmental Entity	8.15(b)(xxviii)
Grant Date Fair Value	8.15(b)(xxix)
Hazardous Materials	8.15(b)(xxix)
HSR Act	3.3(d)
Indebtedness	8.15(b)(xxxi)
Initial End Date	7.1(b)
Intellectual Property	8.15(b)(xxxii)
Intellectual Property Registrations	8.15(b)(xxxiii)
Interim Award	8.15(b)(xxxiv)
Interim Award Exchange Ratio	8.15(b)(xxxv)
IRS	3.9(a)
knowledge	8.15(a)
Law	3.7(a)
Laws	3.7(a)
Letter of Transmittal	2.2(c)
Liability	8.15(b)(xxxiv)
Lien	3.3(e)
Mask Works	8.15(b)(xxxvii)
Maximum Share Number	2.1(a)(ii)
Merger Consideration	2.1(a)(i)
Merger Sub	Preamble
Merger Sub By-laws	4.1(b)
Merger Sub Certificate	4.1(b)
Merger Sub Organizational Documents	4.1(b)
Multiemployer Plan	3.9(d)
Multiple Employer Plan	3.9(d)
Nasdaq	8.15(b)(xxxviii)
Nonqualified Deferred Compensation Plan	3.9(g)
OFAC	8.15(b)(xxxix)
Offering Period	2.3(e)
Open Source Material	8.15(b)(xli)
Order	8.15(b)(xlii)
Parent	Preamble
Parent 401(k) Plan	5.5(c)
Parent Approvals	4.3(c)
Parent Articles	4.1(b)
Parent Board of Directors	Recitals
Parent By-laws	4.1(b)
Parent Closing Trading Price	8.15(b)(xlv)
Parent Common Stock	4.2
Parent Disclosure Schedule	Article IV
Parent Financial Statements	4.4(b)
Parent Material Adverse Effect	8.15(b)(xliii)

Parent Organizational Documents	4.1(b)
Parent Owned Intellectual Property	8.15(b)(xii)
Parent Permits	4.7(b)
Parent Preferred Stock	4.2
Parent Registrations	8.15(b)(xiii)
Parent SEC Documents	4.4(a)
Parent Severance Plan	5.5(a)
Parent Signing Trading Price	8.15(b)(xlv)
Parent Stock Awards	4.2
Parent Stock Options	4.2
Parent Stock Plans	8.15(b)(xliv)
Parent Termination Fee	7.3(a)
Parties	Preamble
Party	Preamble
Patent Rights	8.15(b)(xlviii)
Performance Bonus	8.15(b)(l)
Permitted Lien	8.15(b)(l)
Permitted New Hires	8.15(b)(lx)
person	8.15(a)
Post-Closing Plans	5.5(a)
Premium Cap	5.10(c)
Prohibited Person	8.15(b)(lii)
Proposed Dissenting Shares	2.1(b)
Proxy Statement/Prospectus	8.15(b)(liv)
Qualified Plan	3.9(c)
Release	8.15(b)(lv)
Representatives	8.15(b)(lvi)
Revenue Cap	5.6(e)
Sarbanes-Oxley Act	3.4(a)
SEC	8.15(b)(lvi)
Second Request	5.6(c)
Securities Act	3.3(d)
Software	8.15(b)(lviii)
SRO	8.15(b)(lx)
Stock Consideration	2.1(a)(i)
Subsidiaries	8.15(a)
Surviving Corporation	1.1
Target Cash Bonus Opportunity	8.15(b)(lxi)
Target Commision Opportunity	8.15(b)(lxii)
Target Equity Incentive Opportunity	8.15(b)(lxiii)
Tax	8.15(b)(lxiv)
Tax Return	8.15(b)(lxv)
Technology	8.15(b)(lxvi)
Top Customer	8.15(b)(lxvii)
Top Distributor	8.15(b)(lxviii)
Top Supplier	8.15(b)(lxix)

Trademarks	8.15(b)(xxxii)(B)
Willful Breach	8.15(b)(lxvii)

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

LINEAR TECHNOLOGY CORPORATION

By:	/s/ Lothar Maier
Name: Lothar Maier
Title: Chief Executive Officer

ANALOG DEVICES, INC.

By:	/s/ Vincent Roche
Name: Vincent Roche
Title: President & CEO

TAHOE ACQUISITION CORP.

By:	/s/ David Zinsner
Name: David Zinsner
Title: President

[Signature Page to Agreement and Plan of Merger]